Resource and Reserve Update
Neves-Corvo, Portugal

May 2008

Prepared by:

Neil Burns, MSc, PGeo
Corporate Resource Geologist
Lundin Mining Corporation

Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

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Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

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1 Summary

The Neves-Corvo mine has been in continuous production for nearly 20 years. Despite mining and processing improvements and production of more than 22 million tonnes the current resource base is larger than at the initiation of mining in 1989. This fact can be attributed to richness of this truly “world class” deposit and the dedication of the Geology and Mining Departments at annually replacing resources and reserves.

The currently defined Measured plus Indicated copper resource at Neves-Corvo totals 20.4 million tonnes grading 5.1% Cu and 1.0% Zn. Inferred copper resources total 3.3 million tonnes grading 3.4% Cu and 0.8% Zn. The currently defined Measured plus Indicated zinc resource at Neves-Corvo is 56.5 million tonnes grading 6.2% Zn and 1.4% Pb. Inferred zinc resources total 20.5 million tonnes grading 4.6% Zn and 1.4% Pb above the same zinc cut-off. Copper and zinc resources have been reported above cut-off grades 1.0% Cu and 3.0% Zn respectively.

Table 1 -Neves-Corvo 2006*/ 2007 resource and reserve comparison

	December 31, 2007				December 31, 2006
	Tonnes	Cu	Zn	Pb	Tonnes	Cu	Zn	Pb
Category	’000s	%	%	%	’000s	%	%	%

Mineral Reserves
Proven, Copper	17,184	4.4	0.9	0.2	6,230	5.2	1.2	0.2
Probable, Copper	530	2.8	0.2	0.3	11,009	4.7	0.7	0.2
Proven + Probable Copper	17,714	4.4	0.9	0.2	17,239	4.9	0.9	0.2

Proven, Zinc	19,072	0.4	6.1	1.2	145	0.3	6.4	1.3
Probable, Zinc	14,439	0.4	7.3	1.9	10,785	0.4	7.9	1.5
Proven + Probable Zinc	33,511	0.4	6.6	1.5	10,930	0.4	7.9	1.5

Mineral Resources
Measured, Copper	19,239	5.1	1.0	0.3	6,589	6.1	1.5	0.3
Indicated, Copper	1,198	4.0	1.2	0.3	12,832	5.3	0.8	0.3
Measured + Indicated Copper	20,437	5.1	1.0	0.3	19,421	5.6	1.0	0.3

Measured, Zinc	38,657	0.5	5.7	1.1	1,234	0.4	4.9	1.0
Indicated, Zinc	17,855	0.4	7.4	1.9	29,438	0.6	6.2	1.2
Measured + Indicated Zinc	56,512	0.5	6.2	1.4	30,672	0.6	6.2	1.2

Inferred, Copper	3,338	3.4	0.8	0.2	3,002	4.5	0.8	0.2
Inferred, Zinc	20,456	0.5	4.6	1.4	25,465	0.6	5.5	1.5

*Note: the 2006 yearend resource and reserve estimates were prepared by Somincor and audited by Wardell Armstrong International in February 2007.

Neves-Corvo Proven plus Probable copper reserves total 17.7 million tonnes grading 4.4% Cu and 0.9% Zn. Proven plus Probable zinc reserves total 33.5 million tonnes grading 6.6% Zn and 1.5% Pb. Copper and zinc reserves have been estimated using cut-off grades of 1.6% Cu and 4.6% Zn respectively. Resource and reserve tables reported separately by orebody are located in Appendix A.

Underground drilling has been extremely successful at upgrading resources through delineation drilling as well as encountering new zones through exploration drilling. However, the ability to access new areas from underground decreased in recent years due to the reduction in development drifting during the downturn in the metal market.

In the fall of 2005, EuroZinc Mining Corporation (EuroZinc) undertook a surface drilling program at Neves-Corvo aimed at exploring for extensions of the existing orebodies beyond the limits of

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underground development. This program became focused on the zinc zone at Lombador South as the drilling encountered a much larger zone of mineralization than expected. The interest in this area continued with Lundin Mining Corporation (Lundin) after their merger with EuroZinc. In 2006 the decision was made to pattern drill the Lombador South zinc zone from surface with the goal of producing an Indicated Resource. This program was successful and a Measured plus Indicated resource of 17.3 million tonnes grading 7.45% Zn, 1.88% Pb and 67 g/t Ag was estimated in the 2007 yearend reporting (Table 2). Lombador Inferred resources (including Lombador North) now total 19.6 million tonnes grading 4.6% Zn, 1.36% Pb and 53 g/t Ag.

Table 2 –Lombador Zinc Resources above 3.0% Zn cut-off

Category	Ktonnes	Zn %	Pb %	Cu %	Ag ppm

Measured	20	6.09	1.05	0.57	56
Indicated	17,259	7.45	1.88	0.43	67

Mea + Ind	17,279	7.45	1.88	0.43	67

Inferred	19,586	4.60	1.36	0.44	53

A large effort was made in 2007 to improve the resource modeling processes at Neves-Corvo. These improvements included increasing the block size, revising the geological wireframe cut-offs, revising and simplifying the variography, review and reclassification of non-recoverable resources, compositing of drillholes, optimization of estimation parameters, revision of the resource classification, creation of density regression formulae for use in block density estimation and lowering of resource and reserve reporting cut-offs based on updated mining costs and metal prices. Other milestones included the first time estimation of many of the zinc resources in the Vulcan 3D mining software (previously estimated in the SUMP 2D software) and first time estimation of the entire mine resources at once (previously only portions were updated annually).

The positive result of these drilling and estimation efforts is evident when comparing the 2006 and 2007 resource and reserve statements (Table 1). The 2007 copper production was replaced and zinc resources and reserves increased by 84% and 207% respectively.

This report is intended as a supporting document to the resource and reserve increases (press release March 28, 2008) and as an update on the operational information since the October 2007 technical report.

The author considers the geological database appropriate for use in a CIM compliant resource based on validations made personally and the detailed continuous checks made by the Somincor Geology Department.

Mineral resources and reserves at Neves-Corvo have been estimated in accordance with CIM Standards for Mineral Resources and Reserves (CIM, 2005). Three dimensional (3D) modeling methods and parameters were used in accordance with principles accepted in Canada. Geological volume models were created by Lundin from drillhole logs, underground sampling and mapping. Statistical and grade continuity analyses were completed to characterize the mineralization and subsequently used to develop grade interpolation parameters. The mineralized units were partitioned into various orelenses to reflect the relative metal abundances and elemental correlations within the host rock units.

Vulcan mining software was used for establishing 3D block models for each of the five orebodies and subsequent grade estimates. The Ordinary Kriging algorithm was used to produce block grade estimates. Bulk density estimates were generated from multiple regression formulae based on the block concentrations of copper, lead, zinc, iron and sulfur.

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A mineral resource classification scheme consistent with the logic of CIM guidelines (CIM 2005) was applied. The estimates are categorized as Measured, Indicated and Inferred mineral resources and reported above grade cut-offs that are supported by the known Neves-Corvo mining economics.

The conversion of mineral resources to reserves has been done according to CIM standards (CIM, 2005) outlining the economically mineable portions of the Neves-Corvo orebodies giving full considerations to mining dimensions, diluting materials, mining recovery and scheduling.

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2 Introduction

Lundin Mining Corporation (Lundin) is a base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc (Neves-Corvo and Aljustrel in Portugal, Zinkgruvan and Storliden in Sweden, Galmoy in Ireland and Aguablanca in Spain). The Neves-Corvo mine is 100% owned and operated by Lundin through the Portuguese subsidiary Sociedade Mineira de Neves-Corvo SA (Somincor).

Neves-Corvo is a base metal deposit located approximately 220 km southeast of Lisbon, situated within the western part of the world-class Iberian Pyrite Belt which runs through southern Spain and Portugal.

Neves-Corvo resource and reserve estimation work was undertaken in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. This Technical Report has been prepared in accordance with the requirements of Form 43-101F1 and is intended to update the Mineral Resource and Reserve statements taking into account new drill information and refined estimation techniques.

Mr. Neil Burns, P.Geo, is Lundin’s Corporate Resource Geologist and Qualified Person responsible for preparing this Technical Report. Neves-Corvo mineral resources were estimated by Sandra Santos (Somincor Resource Geologist) and mineral reserves were estimated by Carlos Moreira (Somincor Long Term Planning Engineer) and Diogo Caupers (Consulting Engineer). Resource and reserve work was done under the direction of Neil Burns, Nelson Pacheco (Somincor Chief Geologist) and José Lobato (Somincor Mine Manager).

This report is intended to be used by Lundin as a NI 43-101 Technical Report. This report is intended to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

The author’s involvement with Neves-Corvo began November 2005, with the role of Project Geologist managing the Lombador surface exploration. In August 2007 the author took on the role of Corporate Resource Geologist for Lundin. The author was a resident on site from November 2005 until October 2007 and has since visited four times to assist in the yearend updates.

The author has not reviewed the land tenure situation and has not independently verified the legal status or ownership of the properties or any agreements that pertain to Neves-Corvo. The results and opinions expressed in this report are based on the author’s field observations and assessment of the technical data supplied by Somincor staff. The author has carefully reviewed all of the information provided by Somincor, and believes that the data has been verified to a sufficient level to permit its use in a CIM compliant resource estimate.

All measurement units used are metric and the currency is expressed in Euros unless stated otherwise.

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3 Reliance on other experts

No disclaimer statement was necessary for the preparation of this report. The author has not relied upon reports, opinions or statements of legal or other experts who are not qualified persons.

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4 Property description and location

The following descriptions have been taken from Wardell Armstrong International Limited (WAI)’s October 2007 technical report entitled “Technical Report on the Neves-Corvo Mine, Southern Portugal” (Wardell, October 2007).

The Neves-Corvo polymetallic base metal deposit is located within the western part of the world-class Iberian Pyrite Belt of southern Spain and Portugal. The mine is situated in the Alentejo province of southern Portugal, some 15 km southeast of the town of Castro Verde. The area has an excellent transport network with international airports at Faro some 80 km to the south and Lisbon 150 km to the northwest (Figure 1).

Portugal
International boundary
District boundary
National capital
District capital
Railroad
Road
0 25 50 Kilometers
0 25 50 Miles
Districts are named after their respective capitals. The Azores districts of Angra do Heroismo, Horta, and Ponta Delgada, and the Madeira Islands district of Funchal are not shown.
NORTH
ATLANTIC
OCEAN
SPAIN
Valença
Verin
Benavente
Chaves
Bragança
Viana do Castelo
Braga
Guimarães
Fafe
Vila Real
Zamora
Porto
Barca d'Alva
Salamanca
Aveiro
Viseu
Vilar Formoso
Ciudad-Rodrigo
Guarda
Bejar
Coimbra
Covilhã
Figueira da Foz
Plasencia
Castelo Branco
Leiria
Tomar
Abrantes
Valencia de Alcantara
Cáceres
Trujillo
Caldas da Rainha
Portalegre
Santarém
Mérida
Mora
Estremoz
Badajoz
Lisbon
Barreiro
Almada
Vendas Novas
Setúbal
Évora
Alcácer do Sal
Zafra
Fregenal de la Sierra
Moura
Grândola
Beja
Serpa
Sines
Neves Corvo
Vila Real de Santo Antonio
Sevilla
Huelva
Ayamonte
Utrera
Portimão
Tavira
Lagos
Faro
Sagres
Golfo de Cádiz

Figure 1 –Location of Neves-Covro, Southern Portugal (Base map from www.lib.utexas.edu)

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The Neves-Corvo operation consists of the following facilities:

•	Underground mine, processing facilities and central administration offices at the mine site.

•	Private harbour and loading facility at Setúbal.

•	Sand extraction facilities.

•	Lisbon offices.

The mining operations at Neves-Corvo are contained within a Mining Concession Contract between the State and Somincor covering 13.5 km2, located in the parishes of Santa Bárbara de Padrões and Senhora da Graça de Padrões, counties of Castro Verde and Almodôvar, district of Beja. The concession provides the rights to exploit the Neves-Corvo deposits for copper, zinc, lead, silver, gold, tin and cobalt for an initial period of fifty years (from 24 November 1994) with two further extensions of twenty years each.

Under the concession agreement, Somincor is obliged to:

•	advise the government of any changes contemplated in the share ownership of the company.

•	submit annual operating plans to the State’s technical advisor for approval.

•
undertake the investigations and reconnaissance necessary to complete the evaluation of the mineral resources occurring in the concession and to proceed to their exploitation, subject to a technical, economic and financial Feasibility Study.

•	use Portuguese metallurgical refineries/smelters, if such should come into existence in the country and provided they offer competitive international terms.

•
pay either a profit-related royalty of 10% or a revenue-based royalty of 1% (at the State’s discretion). The payment may be reduced by 0.25% of the profit related royalty or of the revenue provided that the corresponding amount of such percentage is spent on mining development investment. Somincor use a rate of 0.75% in their financial model being the rate presently applied.

This Mining Concession is in turn surrounded by Exploration Concession, signed in 2006, covering an area of 549 km2. The Exploration Concession has an initial period of 5 years, with a provision for three one year extensions subject to a 50% reduction in area each time. Somincor also holds several other concessions in the area, totalling 3,231 km2.

Figure 2 shows the present coordinate boundaries for the Mining Concession as well as the plan position of the main orebodies defined by a 10 m isopach.

Neves-Corvo has been developed as an underground operation, exploiting a number of polymetallic sulphide orebodies. The mine hoists approximately 2.4 Mt of ore per year via a 5 m diameter shaft from the 700 m level, whilst a further access is provided by a decline to the 550 m elevation. Ore from the deeper levels is transported to the 700 m level via an incline conveyor. Mining methods have been dictated by geology and geotechnical considerations and at the present time, both drift and fill and bench and fill are utilized with the fill comprising either hydraulic fill or more recently, paste fill.

The mine produces a variety of copper-rich ores (chalcopyrite is the only commercially significant copper mineral) as well as a limited amount of tin-rich ores which have been historically treated by a separate tin plant (currently inactive). The copper ores are treated in a conventional crushing, grinding and flotation circuit with the tailings pumped to the Cerro do Lobo tailings facility some 3 km from the plant. The Zinc Plant has only been in operation since June 2006 and treats some 0.4

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Mtpa of zinc ore, predominantly from the Corvo SE, Graça SW and Neves South deposits. The plant achieves a zinc concentrate grade of 49% Zn at a recovery of approximately 80%.

Figure 2 –Mining lease coordinates (from Somincor and adopted by WAI)

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The general mine site buildings and infrastructure layout is shown in Figure 3.

Sub Station
Administration building
Mine Portal
Railway and Terminal
Medical Centre
Mine Office and Change House
Holding Water Tank
Laboratory
Winder House
Flotation
Lamella Thickeners
Auxiliary Workshop
Workshop
Concentrate Storage Area
Grinding
Filtration
Control
Store
Backfill Plant
Reagent
Fine Ore
Copper Secondary Crushing
Thickeners
Fine Ore Storage
Coarse Ore Stockpile
Tower 3
Waste Pile
Zinc Plant
0
100
200
Scale - metres

Figure 3 –Neves-Corvo site plan (from Somincor)

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5 Accessibility, climate, local resources, infrastructure and physiography

The following descriptions have been taken from Wardell Armstrong International Limited (WAI)’s October 2007 technical report entitled “Technical Report on the Neves-Corvo Mine, Southern Portugal” (Wardell, October 2007).

Neves-Corvo is connected by a good road into the national road network and is approximately a one-and-a-half hour drive from either Faro to the south or Lisbon to the north. In addition, the mine has a dedicated link into the Portuguese rail network and the port of Setúbal where the mine has a private harbour facility for concentrate shipments.

There are no major centers of population close to the mine, although a number of small villages with populations numbered in the hundreds lie within the Mining Concession.

The topography around the mine is relatively subdued, comprising low hills with minimal rock outcrop. The mine collar is 210 m above sea level. The area supports low intensity agriculture confined to stock rearing and the production of cork and olives.

The climate of the region is semi-arid with an average July temperature of 23°C (maximum 40°C) and an average minimum temperature in winter of 3.8°C. Rainfall averages 426 mm, falling mainly in the winter months.

Mine site infrastructure includes a main headframe, two process plants, paste plant, rail facility, offices, surface workshops, mine store, laboratory, change house, medical building, restaurant, weighbridge and gatehouse.

Fresh water is supplied to the mine via a 400 mm diameter pipeline from the Santa Clara reservoir, approximately 40 km west of the mine. Supply capacity is 600 m3 /hr whilst storage facilities close to the mine hold 30 days’ requirements. The total water requirement for the mine and plant is estimated at over 350 m3 /hr with as much as 75% of the volume being reused.

The mine is connected to the national grid by a single 150kV, 50MVA rated, overhead power line 22.5 km long. The Mining Concession (Figure 2) provides sufficient surface rights to accommodate the existing mine infrastructure and allow expansion if required.

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6 History

The following descriptions have been taken from Wardell Armstrong International Limited (WAI)’s October 2007 technical report entitled “Technical Report on the Neves-Corvo Mine, Southern Portugal” (Wardell, October 2007) with comments by the author on the EuroZinc acquisition, Lundin merger and Silverstone sale of silver.

The Neves-Corvo orebodies were discovered in 1977 following a joint exploration venture comprising exploration drilling to test a number of favorable gravity anomalies. The companies in the venture were Sociedade Miniera de Santiago (legally succeeded by EMMA – subsequently renamed EDM), Societe d’Etudes de Recherches et d’Exploitations Minieres (SEREM) and Sociedade Miniera e Metalurgica de PeUarroya Portuguesa (SMMPP). Following discovery, Somincor was formed to exploit the deposits. The shareholders were EDM 51%, SMMPP 24.5% and Coframines 24.5%.

Rio Tinto became involved in the project in 1985 effectively forming a 49:51% joint venture with the Portuguese government (EDM). This change in shareholding led to a reappraisal of the project with eventual first production commencing from the Upper Corvo and Graça orebodies on 1 January 1989, achieving 1 Mt in that year. Total capital cost for the mine was approximately $350 M.

During the development of the mine, significant tonnages of high grade tin ores were discovered, associated with the copper mineralization, which led to the rapid construction of a tin plant at a cost of some $70 M. The plant was commissioned in 1990 and in that year some 270,000 t of tin-bearing ore was treated.

The railway link through to Setúbal was constructed between 1990-1992 to allow shipment of concentrates and the back-haul of sand for fill. This was followed between 1992-1994 by a major mine deepening exercise, at a cost of $33 M, to access the Lower Corvo orebody through the installation of an inclined conveyor ramp linking the 700 and 550 levels. Access to the orebody of North Neves was also completed in 1994 and significant production tonnage has since come from this area.

Throughout the history of the mine, it is significant that the total copper resources held in inventory have remained relatively static indicating that exploration discovery has kept up with annual production on a year by year basis.

However, as with many mature mines, head grade over the same period has declined from between 7-9% Cu to its present level of around 5% Cu.

On June 18, 2004, EuroZinc acquired a 100% interest in Somincor, which owned the Neves-Corvo mine. The consideration paid was €128,041,000.

On October 31, 2006 Lundin and EuroZinc merged, retaining the Lundin Mining name, listing on the TSC, Stockholm Stock Exchange and American Stock Exchange under the symbols of LUN, LUMI, and LMC respectively.

In June 2007 Silverstone Resources Corporation (Silverstone) agreed to acquire 100% of the life of mine payable silver production from Lundin. Neves Corvo produces approximately 0.5 Moz of payable silver annually in the copper concentrate.

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7 Geological Setting

The following descriptions have been taken from Wardell Armstrong International Limited (WAI)’s October 2007 technical report entitled “Technical Report on the Neves Corvo Mine, Southern Portugal” (Wardell, October 2007).

7.1    Regional Geology

Neves Corvo is located in the western part of the Iberian Pyrite Belt (IPB) that stretches through southern Spain into Portugal and which has historically hosted numerous major stratiform volcano-sedimentary massive sulphide (VMS) deposits including the famous Rio Tinto mine, worked for gold and copper since Roman times (Figure 4).

Figure 4 –Iberian pyrite belt and principal deposits

Deposits within the IPB vary in size from a few hundred thousand tonnes to >200 Mt, and also vary mineralogically from massive pyrite, through complex sulphides to gold-rich ores. They occur at different levels and different settings within the Volcanic Siliceous Complex (VSC) which has been dated at Upper Devonian to Lower Carboniferous in age. The VSC comprises fine grained clastic sediments and felsic to mafic volcanics, underlain by the Phyllite-Quartzite Group of Lower Devonian age and overlain conformably by Upper Visean Flysch Group rocks characterized by a thick clastic succession of greywackes and shales.

The massive sulphide deposits are generally interpreted as syngenetic in origin, ranging from sulphide precipitates to re-worked sulphide/silicate sediments, lying close to acid submarine volcanic centers.

7.2    Mine Geology

The Neves Corvo deposits are located at the top of a dominantly volcanic sequence of the VSC which consists of three piles of acid volcanics separated by shale units, with a discontinuous black shale horizon immediately below the lenses. Above the mineralization, there is a repetition of

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volcano-sedimentary and flysch units. The whole assemblage has been folded into a gentle anticline orientated NW-SE which plunges to the southeast, resulting in orebodies distributed on both limbs of the fold. All the deposits have been affected by both sub-vertical and low angle thrust faults, causing repetition in some areas.

Mineralization is also concentrated within the footwall and hangingwall rocks, and although the deposits are similar to others found in the IPB, the high copper, tin and zinc grades are unique and the strong metal zonation patterns are well developed. Figure 5 below shows a schematic section through the stratigraphy.

Figure 5 –Stratigraphic section, Neves-Corvo

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8 Deposit Types

The following descriptions have been taken from Wardell Armstrong International Limited (WAI)’s October 2007 technical report entitled “Technical Report on the Neves Corvo Mine, Southern Portugal” (Wardell, October 2007).

Five massive sulphide lenses have been defined at Neves Corvo comprising Neves (divided into North and South), Corvo, Graça, Zambujal and Lombador (Figure 6).

Figure 6 -3D view of Orebody Geometry and Mine Development (Somincor)

The base metal grades are segregated by the strong metal zoning into copper, tin and zinc zones, as well as barren massive pyrite. From this, the different ore types have been classified into the following:

•	MC Massive sulphide copper, typically 6% Cu

•	MS Massive sulphide, typically 10-12% Cu and 1% Sn

•	MCZ Massive copper zinc, typically 5% Cu, 4-5% Zn

•	MZ Massive zinc, typically 6-8% Zn, 2-3% Pb

•	RT Rubané tin, typically (now) 1-2% Sn, 3% Cu

•	FC Fissural or stockwork copper

In addition to the ore types, barren and low grade sulphide mineralization on is classified as follows:

•	ME Massive pyrite <1.0% Cu and <0.5% Zn

•	FE Stockwork mineralization with <1.0% Cu and <0.5% Zn

Due to the structural complexity of the orebodies, different ore types are often juxtaposed, even over short distances both vertically and laterally. However, much of the high grade tin ore is now depleted, as is a large proportion of the very high grade copper ores. A typical cross section through the Graça-Corvo orebodies is shown in Figure 7.

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Figure 7 –Typical cross-section through the Graça-Corvo mineralization (Somincor)

The author has observed the different styles of mineralization underground and considers the divisions of the various ore types as defined above to be a fair reflection of the distribution and style of mineralization seen at Neves-Corvo.

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9 Mineralization

The following mineralization descriptions relate to the deposits in their original state, prior to mining.

9.1    Corvo

The Corvo orebody lies between 230-800 m below surface, dips to the northeast at 10-40° and has dimensions in plan of approximately 1,100 m down dip and 600 m along strike. The orebody attains a maximum thickness of 95 m and consists of a basal layer of copper ore up to 30 m thick, overlain by barren pyrite containing intermittent lenses of copper mineralization.

The main massive sulphide orebody is predominantly overlain by a complex mineralized sequence known as “Rubané” which comprises an assemblage of chloritic shales, siltstones and chert-carbonate breccias that are all mineralized with cross-cutting and bedding-parallel sulphide veinlets and occasional thin lenses of massive sulphides. The sulphides are predominantly copper-rich and Rubané ore constitutes over 15% of the total copper content of Corvo. Rubané mineralization is interpreted as a stockwork emplaced in the hanging wall of the massive sulphide by low angle reverse faults (thrust faults).

Cupriferous sulphide stockwork zones (fissural mineralization), consisting of veinlet sulphides cutting footwall shales, quartzites and acid volcanics, underlie the massive sulphide lens over part of its area. Tin-rich ores occur closely associated with the copper ores, principally in the massive sulphide material and Rubané. Massive sulphide tin ore, also containing high copper values, is distributed throughout the copper mineralization at Corvo defining a north-south trend. At the north end, near the edge of the massive sulphides, the Rubané has high grades of tin and the underlying stockwork also contains tin ores.

Zinc mineralization develops laterally to the southeast of the copper and tin ores within the massive sulphide.

9.2    Graça

The majority of copper mineralization within the Graça orebody has been mined out with the exception of a small extension to the southeast, lies on the southern flank of the anticline and dips to the south at 10-70°. The lens is up to 80 m thick extends for 700 m along strike, 500m down dip and ranges in depth below surface from 230-450 m. The orebody is linked to Corvo by a bridge of thin continuous sulphide mineralization. As with Corvo, much of the copper ore occurs as a basal layer overlain by barren pyrite in which there are also intercalations of copper ore.

A significant massive zinc zone is currently being exploited in Graça SW.

Massive sulphide tin ores occur as a trend through the copper ores from northeast to southwest, similar to that seen at Corvo. However, there is no significant development of Rubané, although stockwork copper ore is being exploited in the southeast section of the orebody and extensions to this mineralization are being investigated. In the massive sulphide there is again strong lateral metal zoning and zinc occurs preferentially in the southwest limit of Graça.

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9.3    Neves

The Neves deposit consists of two lenses of mineralization, joined by a thin bridge, which dip to north at 0-35°. The maximum true thickness is 55 m with a strike length of 1,200 m and 700 m down dip. The southern lens, Neves South, contains mostly zinc ore with significant lead, silver and copper grades and minor barren pyrite, underlain by copper ore which is locally tin-bearing. Zinc mineralization tends to be very fine grained (<25 µm) and does contain deleterious elements such as As, Sb, Hg and Sn. In addition, silver is present within tennantite-tetrahedrite, typically freibergite ((CuAgFe)12Sb4S13).

In contrast, Neves North is copper-rich and occurs mainly as a basal massive sulphide and as stockwork in the underlying shale and volcanic rocks. The stockwork is well developed and extends well beyond the limits of the massive sulphide lens.

9.4    Zambujal

The Zambujal orebody comprises significant copper and zinc mineralization. Somincor is now concluding an underground exploration drilling program in order to upgrade the majority of the Zambujal resources to Measured and Indicated categories. Recent exploration has increased MC and MCZ mineralization.

Furthermore, on-going exploration has discovered bridge mineralization linking it to Lower Corvo which is likely to increase the resource base.

9.5    Lombador

This deposit comprises continuous lenses of sphalerite mineralization with lead and copper which has been defined at an Inferred category from surface drilling. The mineralization dips to the northeast at 20-40°, has a thickness up to 100 m and extends for 1,350 m down dip and 600 m along strike.

Earlier exploration intersected a second lens north of Lombador that has the potential to extend the zinc resource. Copper mineralization is also present at Lombador, but in minor quantities, although some Indicated and Inferred MC resources have been identified recently in the bridges with Corvo and Neves.

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10 Exploration

The following descriptions have been taken from Wardell Armstrong International Limited (WAI)’s October 2007 technical report entitled “Technical Report on the Neves Corvo Mine, Southern Portugal” (Wardell, October 2007).

Throughout the life of mine, the main focus of exploration has been the continued search for mineralization within the mining license area. To-date, this process has been undoubtedly successful in that the mine commenced production with a resource of approximately 30 Mt, and although approximately 34.5 Mt (copper & tin) have been mined since then, there is still a copper resource base of 20.4 Mt in the Measured and Indicated categories and 3.3 Mt in the Inferred category. Zinc resources total 56.5 MT in Measured and Indicated plus 20.5 MT of Inferred.

In addition, exploration drilling by Somincor has also been conducted in the surrounding exploration license through the follow-up of numerous gravity anomalies.

10.1   Mining Lease

Exploration work within the Mining License has concentrated primarily on the extension of known orebodies by both underground and surface drilling, and in particular, areas that are relatively close to surface. Some of the Neves Corvo orebodies remain open and the potential to increase the current mineral resource is possible.

Moreover, recent underground drilling has identified some very important bridge Fissural Copper mineralization, originally identified from surface drilling, between the Lower Corvo and Lombador orebodies. This area provided an addition to the resource base during 2006.

Surface drilling since 2005 has defined the western edge of the Neves deposit, and tested the internal continuity and lateral extent of the Lombador South zinc zone. Drilling continued through 2006 and 2007 and a Measured plus Indicated resource of 17.3 MT grading 7.45% Zn, 1.88% Pb and 67 g/t Ag was estimated in the 2007 yearend resource and reserve update.

Ongoing surface drilling will be focused on defining the extents of Lombador and looking for new copper zones including a NE extension of Corvo.

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11 Drilling

Underground drilling is a continuous activity at Neves-Corvo focusing on the delineating and upgrading of existing resources as well as the exploration of peripheral Inferred Resources. Surface drilling campaigns have been important over the years in stepping out beyond the limits of underground development to explore orebody extensions.

Underground drilling is typically done on 35 m spacing whereas surface drilling is typically done on 100 m spacing or greater. The current Lombador surface drilling program has focused on grid drilling the Lombador South zinc zone to produce an Indicated resource. The Devico directional drilling tool was used to guide holes to targets and maintain an even grid spacing.

The flow chart in Figure 8 shows the basic drilling procedures.

Figure 8 –Drilling procedures

11.1   Core size

Surface and underground drilling normally intersect the mineralized zones with NQ size core. Typically surface holes begin with HQ and reduce to NQ before intersecting mineralization. This gives the opportunity to reduce rod size and pass problematic zones of poor ground. Underground holes normally begin and end with NQ. Occasionally surface and underground holes are reduced to BQ in order to pass problematic zones within the sulfides. The percentage of BQ size samples in the database is statistically insignificant.

11.2   Collar surveying

Surveying of drillhole collar locations is done by the mine survey team using Leica system equipment. Underground surveying is done using Leica TCR705 or TCR805 instruments. Surface holes are spotted with hand held GPS units and then surveyed by the mine using Leica TCR1205 instrument.

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11.3   Downhole surveying

All drillholes are downhole surveyed on roughly 30 m intervals. Underground holes are surveyed using the Kodak Eastman Single Shot tool and surface holes with the Reflex Easy Shot system.

11.4   Contractors

Diamond drilling is on the mine lease is done by both mine employees and contractors. The following two sections describe the surface and underground drilling situations.

Underground drilling:

•	Somincor – two older Diamec hydraulic rigs operated by mine employees.

•	Rodio –Portuguese contractor currently operating two older Diamec hydraulic rigs.

•
Drillcon –Swedish drilling contractor with a Portuguese subsidiary based in Braga. Drillcon does both raise boring and core drilling at Neves-Corvo, currently have two hydraulic core rigs working underground.

Surface drilling:

•
Hy Tech Drilling Ltd. –drilling contractor from Smithers, BC, Canada with a local office in Castro Verde. Currently have three rigs working on the mining lease. All three rigs are Hy-Tech’s Tech-5000 machines which are compact hydraulic drills with 5,000 feet capacity using N size core.

11.5   Core recovery

Sulfide mineralization at Neves-Corvo is generally very competent, as a result core recovery is very good, averaging well over 90%. No correlation between metal grades and recovery has been observed.

11.6   Logging procedures

The following bullet points describe the core logging procedures:

•	Drill core is transported from the rig to the core storage facility near the small town of Lombador, approximately 4 km due north of the mine.

•	Core boxes are placed in order on racks and the boxes are marked with the hole id and contained metres.

•	Core recovery and RQD measurements are taken.

•
A lithological log which includes color, texture, alteration, structures and mineralization is produced. Surface holes are currently logged on paper and then entered into the both the mine SQL database as well as a Gemcom database for exploration purposes. Underground holes are logged using hand held PDA units which are downloaded directly to the mine SQL database.

•
Sample intervals are marked on the boxes and core using a lumber crayon. Typically massive sulfides are sampled on 1 m intervals and stockwork mineralization on 2 m intervals. Lithological contacts are respected during sampling.

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•	Core is then wet with water and digitally photographed.

•	The logs and photos are entered into a database.

•	Density measurements are taken on the mineralized intervals using the standard water displacement method.

•
Core sample intervals selected for analyses are halved using a diamond blade saw. Prior to 1999 ¼ core was used for sampling with ¾ archived however this was deemed not representative enough, particularly for stockwork mineralization. Since most of the resources originally evaluated on ¼ core samples have been mined or re-evaluated using ½ core, any bias resulting from differences in sample volumes is considered minimal and unlikely to impact the current resource estimates. Grade control core is whole core sampled.

•	The archive portion of the sample is returned to the core box with the sample placed in plastic bags with identifying sample tags. Sample bags are secured with “zip ties”.

•	One sample interval per drillhole is selected for duplicate analysis for QA/QC purposes. This sample is collected by halving the archive portion of the core and is therefore a ¼ of the original core.

•	Quality control samples are inserted.

•	Samples bags are arranged in wooden boxes and delivered to the on-site analytical laboratory.

Figure 9 contains the various codes that are used in the geological and geotechnical logging.

Figure 9 –Logging codes (Somincor)

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11.7   Security procedures

In the author’s opinion the core transfer procedures and security measures in use at Neves-Corvo conform to standard industry practice, or better. After taking custody of the drillcore, Lundin geologists conduct an industry compliant program consisting of geological and geotechnical logging, photography, density measurements and core sampling.

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12 Sampling method and approach

12.1   Exploration drilling sampling

A total of 134,255 core samples and 190,723 production chip samples have been analyzed at Neves-Corvo from the five orebodies (Neves, Graca, Corvo, Zambujal and Lombador). The massive sulfide unit is the most commonly sampled unit with sample intervals ranging from 0.1 m to 9.8 m and averaging 1.02 m. The 9.8 m sample is from an old drillhole that had very poor recovery through a zone of barren pyrite. The database has only 24 core samples with lengths greater than 5 m.

The exploration drilling sampling procedures are described in Section 11.6. The core sampling method is consistent with industry standards. All core designated for sampling is cut with a diamond blade saw and flushed with fresh water. The core is cut so that it appropriately halves the mineralization. If mineralization is not homogenous the geologist marks a cutting line directly on the core. One half is sampled and the remainder archived in the core box. In cases where the core is not competent a core splitter or a blade is used. All cores are considered to be representative of the mineralization that was drilled. Diamond drill core sampling is the industry standard practice for mineral deposits of potential economic significance where ground quality permits acceptable core recovery.

Sample intervals are selected according to lithology. In many cases, the sample intervals are equivalent to the driller’s depth markers, except where abrupt changes in lithology occurred. In these cases the sample intervals reflect the extent of lithological types within the block markers.

12.2   Underground grade control sampling

The mine utilizes two main forms of stope development, notably drift and fill where the orebodies are thin and high grade and dip at between 15-45°, and bench and fill where the ore must be >16m thick, be of a single ore type, and dip at >45° or <15° (mini bench and fill is used where the ore is <10m thick).

For drift and fill, current grade control sampling involves face sampling to a particular pattern dependent on the ore type being sampled. For massive copper ores, 6 chip samples are collected from a 5 x 5 m face. For fissural copper ores, 6 channel samples are collected across each face. Since zinc ores are relatively new to production, 9 channel samples are collected across each face. This number may decrease once sufficient data has been collected to perform a study to determine the density of sampling required.

For bench and fill, grade control requires the drilling of up to 12 core holes in any one bench (more typically 6 to 8 holes) as blast holes cannot be used due to the fact that chalcopyrite is washed out of the holes. These results are then used for stope definition and resource input.

Underground samples are located during collection by measuring from the closest survey point. Each sample is assigned 3D coordinates in Vulcan and imported into the geological database (BDGeo).

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12.3   Density

Neves-Corvo core facility technicians conduct bulk density measurements by a variation of the standard water displacement technique. The core facility has three stations for measuring density. The density stations consist of a water tight vertical metal cylinder fixed to a stable base plate. Near the top of the metal cylinder is a spout with an attached plastic hose. A long metal cage is used to lower the samples into the cylinder. The following points detail the density measurement method.

•	Samples are placed in a plastic tub and weighed on a balance.

•	The metal cylinder is filled with water until it flows out of the hose and is level with the opening of the spout. The metal cage is in place during the filling so that its volume is displaced.

•	Core is placed in the metal cage and lowered into the metal cylinder.

•	The displaced water is collected in the plastic tub and weighed on the balance.

•	The weight of the sample and water are recorded and the sample bulk density is calculated.

Table 3 shows density measurement statistics grouped by corresponding orelens. Naturally the densest lenses are those of massive mineralization with the stockwork and rubaUe being much more variable because of their large ranges in sulfide content. Studies on grade versus density have been conducted and regression formulae devised for use in both resource and broken tonnage estimation. These formulae are described in Section 17.10. Until recently density measurements were done on all mineralized intervals. Because of the large dataset that exists and to speed up the sampling process at the core facility, barren (ME and FE) mineralization is excluded from the density measurements.

Table 3 –Bulk density statistics by orelens

Orelens	Description	# Samples	Min	Max	Mean	Median	St Dev	CV

All	All	87,224	2.00	5.60	3.77	3.67	0.77	0.20
4C	Stockwork low grade copper	1,896	2.53	5.03	3.35	3.26	0.38	0.11
4S	Massive tin and zinc	83	3.47	4.71	4.44	4.46	0.20	0.04
5C	Massive copper and zinc	1,051	2.67	5.00	4.52	4.57	0.24	0.05
5Z	Massive zinc and lead	40	3.92	4.99	4.72	4.74	0.18	0.04
FC	Stockwork copper	7,301	2.34	4.91	3.49	3.42	0.42	0.12
FE	Stockwork pyrite	32,381	2.00	5.44	3.08	2.98	0.33	0.11
FT	Stockwork tin	170	2.87	5.44	3.47	3.35	0.45	0.13
FZ	Stockwork zinc	383	2.79	4.79	3.64	3.59	0.41	0.11
MC	Massive copper	7,674	2.18	5.13	4.38	4.43	0.33	0.07
ME	Massive pyrite	20,039	2.24	5.50	4.55	4.63	0.32	0.07
MT	Massive tin	38	3.28	5.24	4.30	4.41	0.45	0.11
MZ	Massive zinc	9,891	2.70	5.60	4.62	4.67	0.23	0.05
RC	Rubane copper	458	2.58	4.81	3.47	3.40	0.46	0.13
RE	Rubane pyrite	1,445	2.13	4.86	3.16	3.03	0.44	0.14
RT	Rubane tin	156	2.75	4.64	3.31	3.20	0.40	0.12
RZ	Rubane zinc	65	2.80	4.60	3.77	3.76	0.43	0.12
S	No code	4,153	2.10	5.24	3.12	2.93	0.48	0.15

12.4   Comments on sampling method and approach

It is the author’s opinion that industry standard sampling practices are in place at Neves-Corvo. The core sampling and storage is handled in an organized manner with proper documentation of the date sampled, number of samples and density measurements and date sent to the analytical laboratory. Space for core storage has been an issue for many years but has become increasingly cumbersome with the large amount of surface drilling. Plans have been drafted for a new core storage building

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which will greatly reduce the amount of re-handling of boxes that is currently occurring. A program of discarding a portion of the overlying flysch unit is planned to reduce the number of boxes being racked and create space in the existing buildings.

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13 Sample preparation, analyses and security

Sample preparation and analyses are both conducted at the Somincor analytical laboratory located within the Neves-Corvo mine site.

The Somincor analytical laboratory is accredited by the Instituto Portuguese Qualidade (IPQ), certificate 93/L.106, renewed each 3 years and submitted annually to quality audits by the same Institute, and also to internal audits. The laboratory has been accredited for ISO NP EN 450001, changed in 2002 to the new ISO/IEC 17025, for 47 analytical methods and around 100 determinations. Of these methods, 17 are for operational and commercial purposes and 30 are needed for environmental controls. The laboratory is also responsible for sampling the concentrate leaving the mine by train and at the Setúbal port facility.

Lab activity is ruled by written contracts signed by the client, stating for example:

•	number and frequency of samples to be delivered to the Lab.

•	analytical methods.

•	period to report the results.

•	security of data and samples.

The laboratories regularly deal with three types of sample: underground production samples, production drill core and exploration drill core.

Analytical results are copied to a specific location on the Somincor computer server that has access restricted to the Chief, Resource and Database Geologists.

13.1   Sample preparation

The Somincor sample preparation laboratory consists of the following equipment:

•	2 jaw crushers.

•	2 pulverizers.

•	2 mills.

•	1 riffle splitter -16 slot.

•	2 ovens.

The following bullets describe the sample preparation procedures:

•	Samples are transported from the Lombador core facility to the mine site laboratory in wooden boxes on pickup trucks.

•	Samples are received at the sample preparation laboratory located at the back of the mine site analytical laboratory.

•	Samples are placed in metal trays and dried at 105º C.

•	Jaw crushers are used to reduce the samples to <6.3 mm. Crushers are calibrated weekly and quartz sand is run between samples to avoid cross contamination.

•	Crushed material is rolled to homogenize and passed through a 16 slot riffle splitter. Coarse reject material is bagged.

•	The sample split is pulverized to <1 mm and passed through a riffle splitter.

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•	Archive pulp is placed in a labeled plastic pill bottle.

•	Split fraction for analysis is milled to <150 microns.

•	Milled samples are placed in labeled paper bags and organized for analyses.

13.2   Analytical procedures

At the Somincor lab samples are analyzed using Atomic Absorption (AA) and X-Ray Fluorescence (XRF) methods.

The following points describe the basic analytical procedures:

•	All samples are analyzed by XRF for Cu, Pb, S, Fe, As, Sn, Sb, Bi, Se and In.

•	Ag is analyzed by the AA flame method and Hg by AA vapour.

•	Copper XRF results that fall between 2 and 10% are reanalyzed by AA and XRF results of greater than 10% are reanalyzed by the Electrogravimetric method with an AA finish.

•	Zinc XRF results between 2.5% and 20% are reanalyzed by AA, results greater than 20% are analyzed by the volumetric method.

13.3   Lab QA/QC

Sample flow through the Somincor lab is carefully monitored to ensure sample swapping does not occur. Equipment is calibrated using international reference materials to ensure accuracy. Every 20th sample is selected for repeat analysis. Repeat results are monitored and checks are made when results fall outside of the accepted repeatability ranges. The following Q-Q plots for copper, lead and zinc show the original and repeat analyses to compare very well.

Figure 10 –Repeat analyses comparison –copper

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Figure 11 –Repeat analyses comparison –lead

Figure 12 –Repeat analyses comparison –zinc

13.4   Analytical technique comparison

The Somincor lab purposefully calibrates the XRF equipment to slightly under-report. The following two plots show copper and zinc XRF results plotted against Electogravimetric and AA results respectively. Both plots show the XRF to consistently report low. The rationale behind the low

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reporting is to add conservatism to the resource estimation. The author does not agree with this practice but considering the size of the database it is difficult to change.

Figure 13 –XRF versus Electrogravimetric –copper

Figure 14 –XRF versus AA –zinc

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13.5   Data security

The following data security procedures are in place:

•	traceability records prevent errors in identification and insure the sample history can be followed as part of the analytical chain of custody.

•	all records and reports are kept for 5 years (for underground production samples) and permanently for evaluation drill core samples.

•	the samples are kept for a fixed period to perform new analysis if needed.

•	all personnel must follow rules of confidentiality as stated by the general working law, and complemented by individual signed Confidentiality Declarations.

13.6   Opinion on the adequacy of sampling, sample preparation, security and analytical procedures

The author has toured the Somincor laboratory on several locations and has been impressed by the order and cleanliness of both the sample preparation and analytical areas. Industry standard procedures are in place and well documented.

The Geology Department proposed implementation the bar code system of sample tagging which would further protect against sample swapping. This investment has been approved and implementation is planned for the second half of 2008.

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14 Data verification

14.1   QA/QC measures applied at Neves-Corvo

All data generated in drilling and underground sampling is thoroughly checked by the Geology Department. Sample locations are checked on section and plan to ensure correct plotting. Drill collar locations are checked to ensure they correspond with the drilling platforms and sample data are checked to ensure they correspond with the mining advance surveys. The geological SQL database, BDGeo, has automatic checks which look for interval errors and out of range analytical results during importing. All errors are reported back to the lab or the core facility for correction and care is taken to ensure corrections get entered into the database.

The Geology Department measures precision of the sampling and analytical procedure with a duplicate analysis program. One interval per drillhole is chosen and a ¼ core sample is collected. The duplicate results are compared to the originals to monitor analytical precision as well as any potential bias in the process caused by improper cutting of the sample, homogeneity, washing during the cutting or loss of fines during preparation.

The following plots of original versus duplicate analyses for copper, lead and zinc show the datasets to compare well.

Figure 15 –Duplicate comparison –copper

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Figure 16 –Duplicate comparison –lead

Figure 17 –Duplicate comparison –zinc

14.2   Verification by author

For independent database validation purposes, the author requested data exports of drillhole information from BDGeo. This data was imported into the Gemcom mining software and

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validation checks were made to confirm consistency. A number of minor errors were detected, reported back to Somincor’s database geologist who made the corrections in BDGeo.

In order to add an independent measure of accuracy to the current QA/QC program, the author collected splits of archived pulps from the current surface drilling program on Lombador South and sent them for umpire lab analyses. Seventy five pulp splits from the following drillholes were shipped to Eco Tech Laboratory Ltd located in Kamloops, BC, Canada:

• ND20A

• ND22-1

• NE18B-1

• NE18C

• NE18C-2

• NE18C-3

• NE28

• NF22A

• NF24

• NF24A-1

• NF24B

• NF26B

• NF34

• NG18

• NG18-1

• NG20

• NG28

Q-Q and scatter plot comparisons of the Eco Tech and Somincor results for Zn, Pb and Cu are shown in Figure 18 to Figure 23. The Eco Tech results compare reasonably well to the Somincor results, however, some interesting observations can be made. The Somincor zinc values are lower than Eco Tech’s as expected because of the XRF calibration described in Section 13.4, however the correlation above 6.5% improves drastically. Somincor’s lead results are higher than Eco Tech’s until a grade of approximately 1.3% where the correlation improves. Lombador South is a zinc zone and thus the copper values are low. Between 0.3 and 1.0%, Somincor copper results are higher than Eco Tech’s.

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Figure 18 –Q-Q plot zinc umpire lab comparison

Figure 19 –Scatter plot zinc umpire lab comparison

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Figure 20 –Q-Q plot lead umpire lab comparison

Figure 21 –Scatter plot lead umpire lab comparison

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Figure 22 –Q-Q plot copper umpire lab comparison

Figure 23 –Scatter plot copper umpire lab comparison

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14.3   Opinion on the verification of data

Based on the detailed continuous checks made by the Somincor Geology Department and those made by the author, it is concluded that the data has been verified to a sufficient level to permit its use in a CIM compliant resource estimate.

The author does believe that the current QA/QC program could be improved and has made recommendations to expand the program to include the blind submission of blank and site specific standard reference materials. This recommendation has been endorsed by the mine and steps towards implementation are currently being made.

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15 Adjacent properties

Lundin’s Aljustrel mine is located approximately 40 km NW of Neves-Corvo. Aljustrel is another very large cluster of VMS deposits. Unlike Neves-Corvo, mineralization at Aljustrel outcropped in the form of a gossan which was exploited during Roman times for precious metals and copper. Mining of pyrite for iron and sulfur began in the mid 1800s and continued until the mid 1980s when the pyrite market collapsed. During the early 1990s Aljustrel operated briefly as a copper mine but was closed during 1993 due to low metal prices and operating difficulties. The mine remained on care and maintenance until 2006 when Lundin made the decision to reopen the mine focusing on the zinc mineralization. Construction began in 2007 and the first zinc concentrate was produced in December 2007. Current Proven plus Probable zinc Mineral Reserves at Aljustrel are estimated at 13.1 million tonnes grading 5.6% Zn, 1.8% Pb and 63 g/t Ag. Current Proven plus Probable copper Mineral Reserves at Aljustrel are estimated at 1.7 million tonnes grading 2.2% Cu and 1.0% Zn. Measured plus Indicated zinc Resources (inclusive of Reserves) are 25.9 million tonnes grading 5.6% zinc, 1.8% lead and 60 g/t silver as well as Measured plus Indicated copper Resources of 6.2 million tonnes grading 2.1% copper and 0.7% zinc.

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16 Mineral processing and metallurgical testing

16.1   Introduction

The processing operations at Neves Corvo are divided between the Copper Plant, which treats copper ores, and the Zinc Plant which treats a polymetallic ore.

The processing of copper ores at Neves Corvo is well established, with over 18 years of production. By world standards, the copper ores are exceptionally high-grade although processing is made more difficult by the fine grained nature of the mineralization and high levels of pyrite present. The plant has treated a maximum of 2.18Mtpa of ore and the plant has been modified to treat up to 2.4Mtpa.

In 2006 the Company commenced treating zinc ores. These massive pyrite ores are essentially polymetallic, containing minor levels of copper, lead, and silver although these minerals are not yet recovered. The ores are treated at a rate of 450,000tpa in the former Tin Plant which has been converted for this purpose.

16.2   Copper Ore Processing

16.2.1  Ore types

For the purposes of processing, the ores are categorized into several different ore types:

•	MC Massive Copper Ore;

•	MCZ Ore containing both copper and zinc; and

•	MH Massive Copper ores with elevated levels of penalty elements (As, Sb and Hg).

These ores are blended to give a consistent feed to the plant.

16.2.2   Previous plan performance

The performance of the Copper Plant since 1997 is given in Table 4 –Neves-Corvo copper plan production data, Figure 24 and Figure 25 below.

Table 4 –Neves-Corvo copper plan production data

Year	Tonnes treated ,000t	Head Grade Cu %	Cu Recovery %

1997	1,459	5.49	86.9
1998	1,806	4.62	85.6
1999	1,801	4.45	86.2
2000	1,342	4.79	86.0
2001	1,672	4.74	85.3
2002	1,739	5.08	87.0
2003	1,679	5.35	85.7
2004	1,881	5.74	88.4
2005	2,040	4.96	88.1
2006	1,946	4.56	88.4
2007	2,181	4.78	86.5

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Figure 24 –Copper plan throughput, ktonnes

Figure 25 –Copper plant head grades and recoveries

The plant throughput has increased since 2003, reaching a maximum of 2.2Mtpa in 2007. Copper recovery has also increased and stabilized over the last years at around 88%. The plant head grade has fallen over the same period from 5.74% Cu (2004) to 4.78% Cu (2007). The daily silver grade in the copper plant feed and concentrate from December, 2000 is shown in Figure 26. The actual silver recovered to copper concentrate from the daily production data is given in Figure 27 showing consistent performance.

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Figure 26 –Copper plant silver head and concentrate grades

Figure 27 –Copper plant silver recovery

16.2.3   Copper plant flowsheet description

A flowsheet for the Copper Plant is presented as below.

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Figure 28 –Copper plant flowsheet (Somincor)

16.2.4    Crushing

After the primary underground crushing stage, where ore is crushed to approximately 0.25 m, the ore is delivered to the surface and discharges via a stacker conveyor to a coarse ore stockpile of 50,000 t capacity. The ore stockpiles are blended to ensure a constant copper head grade and that the levels of penalty elements are kept within certain limits. The MH ores contain higher levels of arsenic (>5,000ppm) and are blended, typically at a ratio of three MC to one MH in order to reduce the overall grade of the plant feed to less than 5,000ppm As.

Ore is fed to the secondary crushing plant via a front end loader. The Copper Plant has experienced difficulty in crushing wet ore and a triple deck screen (35, 25 and 19 mm) was installed to remove fine material ahead of the crushing plant. This has significantly improved crushing rates and now the crushing plant typically operates for 10 hours per day at a rate of 600 t/h.

The screen oversize passes to a Svedala gyratory crusher. The crushed product is transferred to two vibrating screens fitted with 19mm decks. Screen undersize is conveyed to the fine ore bin and the oversize passes to two Hydrocone H-60 crushers in parallel. The crushed product is returned to the 19mm screens.

The crushed ore passes to a fine ore bin of approximately 10 hours capacity and then via a feed conveyor fitted with a belt weightometer to the grinding section.

16.2.5    Grinding

The grinding section uses three stages of conventional grinding, namely rod milling, primary ball milling and secondary ball milling where the ore is ground to 80% passing 40-45 µm.

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The grinding capacity of the Copper Plant is summarized in Table 5:

Table 5 –Copper plant grinding capacity

Stage	Mill Size	No.	Power kW

Rod Mill	5.5 x 3.8m	1	1,000
Primary Ball Milling	5.2 x 4.2m	1	1,600
Secondary Ball Milling	5.2 x 4.2m	1	1,600
Regrind Milling	5.5 x 4.1m	2	1,200

The rod mill discharge joins the primary ball mill discharge and is cycloned in a bank of 500mm cyclones. The secondary mill discharge is cycloned in a bank of 250mm cyclones with the cyclone overflow passing to the flotation section. The regrind mill circuit utilizes only one of the two installed mills. Classification is achieved with 150mm cyclones reducing the material from a d80 of 35 µm to a d80 of 25 µm.

16.2.6    Flotation

The flotation circuit uses conventional cells of 38 m3 and 17 m3 capacities. The flowsheet is summarized as follows:

•
The secondary ball mill cyclone overflow passes via a bank of aeration cells to rougher and scavenger flotation. A ‘scalping’ bank of cells was used in the past to recover high-grade concentrate from the first stages of roughing to the final concentrate.

•	Three stages of conventional cleaning cells are used to produce a final concentrate assaying between 23-24% Cu.

•	The scavenger concentrate is combined with the first and second cleaner tailings and reground in the 1,200 kW regrind mill.

•	The reground product is re-floated with the first stage concentrate passing to the first cleaning stage and the second stage concentrate passing back to the regrind.

The reagent system in the copper plant is very straightforward and consists essentially of lime to increase the pH, the collectors D-527 (a blend of dithiophosphates and thionocarbamates) and xanthate, the latter being used in scavenger flotation to increase recovery.

Lime is added within the grinding circuit to increase the pH of the pulp in the rougher cells to between 10.8 and 11.0 and between 10.6 and 11.4 in the scavengers. Flotation cell capacity is given in Table 6.

Table 6 –Copper plant installed flotation cell capacity

Stage	No.	m3	Total m3

Roughing

Desbaste 1	7	17	119
Desbaste 2	7	17	119
Coarse scavengers	6	38	228
			466

Cleaning

DPR	7	17	119
Clean 1	9	17	153
Clean 2	7	17	119
Clean 3	4	17	68
			459
Spare cells
	6	38	228
	7	17	119
	7	17	119
			466

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16.2.7    Copper concentrate dewatering

The final copper concentrate is pumped to a 40 m diameter thickener. The thickener underflow is pumped via a 270 m3 holding tank to one of five Sala VPA Pressure filters. Due to the lower head grades now being treated, compared with earlier years, the filtration capacity significantly exceeds the current requirement.

The concentrates, with a moisture content of approximately 9% and grading 80% passing 18 µm, are trucked by contractors from the concentrate discharge bay to the rail link at the mine gates. The transportable moisture content (TML) of the concentrate is 13%.

The empty containers are used to transport the quarried sand back to the mine for use as backfill.

The loss of concentrate during shipping is less than 0.35%.

16.2.8    Sampling and On-stream Analysis (OSA)

Automatic samplers are used to produce daily composites of the mill feed (copper rougher conditioner feed), plant tailings (lamella feed) and final copper concentrate. The sample collection and preparation is undertaken by the laboratory staff, are under control of the Commercial Department.

The plant is equipped with three Amdel OSA probes which are located on the plant feed, concentrate and tailings streams. These multi-element probes can determine Cu, As, Zn, Sb, Sn and Pb. Five intermediate process streams are analyzed using an Outukumpu Courier 30 OSA. These are the first rougher tailings, second rougher tailings, scavenger tailings, first cleaner tailings and regrind rougher cleaner 2 tailings streams. The analysis systems communicate with a Bailey Network 90 DCS that is used for stabilizing control in the crushing, grinding, flotation and filtration sections.

16.2.9    Plant Consumables

The Copper Plant consumables are summarized in Table 7.

Table 7 –Copper plant consumables

Item	Consumption	Unit

Rods	0.348	Kg/t
Balls 30mm	0.844	Kg/t
Balls 40mm	0.486	Kg/t
Lime	3.389	Kg/t
Dithiophosphate	0.079	Kg/t
Xanthate	0.014	Kg/t
Electricity	38.880	Kwhr/t
Filter Cloths	0.0002	Per kt.
Diesel	0.124	l/t

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The consumption figures are typical for the treatment of a moderately hard, massive pyrite, copper ore.

16.3   Zinc Ore Processing

The Zinc Plant has only been in operation since June 2006 and treats some 0.45 Mtpa of zinc ore, predominantly from the Corvo South deposit. The plant achieves a zinc concentrate grade of 49% Zn at a recovery of approximately 80%.

16.3.1    Zinc Plant Flowsheet Description

The Zinc Plant uses the conventional processes of crushing, grinding and flotation to produce a moderately low grade zinc concentrate. The zinc minerals are fine grained and the concentrates require grinding to pass 20µm in order to achieve satisfactory liberation between sphalerite and pyrite.

The flowsheet consists of sequential flotation of copper and lead minerals followed by zinc flotation.

A flowsheet for the Zinc Plant is given in Figure 29.

16.3.2    Crushing

The crushing section of the Zinc Plant is capable of crushing up to 80tph of zinc ore to -11mm. The plant consists of a 750 x 500mm jaw crusher which is in open circuit followed by two stages of cone crushing. Secondary crushing takes place in a Standard H400 cone crusher, which is in open circuit, followed by a tertiary crushing stage using a H400 Shorthead cone crusher, which in closed circuit with a screen.

16.3.3    Grinding

The current grinding circuit consists of two stage ball milling, each mill with 450kW motors, with regrinding of both copper-lead and zinc rougher concentrates.

The final product size is approximately 80% passing 45 µm.

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Figure 29 –Zinc plant flowsheet (Somincor)

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16.3.4    Flotation

The current Zinc Plant circuit involves the bulk flotation of a copper-lead concentrate which is reground and then cleaned in four stages followed by a fifth column cleaning stage. Zinc is then floated from the copper-lead tailings and cleaned four times after regrinding.

The Copper/Lead bulk concentrate currently produced is around 6.2% Cu, 17.2% Pb, 9.0% Zn and 506 ppm silver with metal recoveries of 40.8%, 45.2%, 5.0% and 31.7% respectively.

The installed flotation capacity of the zinc plant is given in Table 8.

Table 8 –Zinc plant installed flotation cell capacity (0.45 Mtpa)

Stage	No	Cell volume m3	Total m3

Cu-Pb Roughers
Cu Roughers	7	8	56
Cu-Pb Roughers	5	8	40
Total			96
Cu-Pb Clean
Cu-Pb DPR	4	8	32
Cu-Pb Clean 1	5	5	25
Cu-Pb Clean 2	3	5	15
Cu-Pb Clean 3	3	4	12
Total			84
Zinc Flotation
Zn Rougher	10	8	80

Zinc Clean
DPR 1+2	9	8	72
DPR Scavengers	4	8	32
Clean 1	7	8	56
Clean 2	5	8	40
Clean 3	7	3	21
Total			221

16.3.5    Concentrate Dewatering

The final zinc concentrate is pumped to a 12m conventional thickener and the thickener underflow is pumped to a Sala VPA pressure filter.

16.3.6    Zinc Plant Consumables

The Zinc Plant consumables are summarized in Table 9.

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Table 9 –Zinc plant consumables

Item	Consumption	Unit

Balls 30mm	0.46	kg/t
Balls 40mm	0.70	kg/t
Balls 80mm	0.45	kg/t
Lime	3.6	kg/t
Xanthate	0.190	kg/t
A3418	0.045	kg/t
Copper Sulphate	1.10	kg/t
Sodium metabisulphite	0.50	kg/t

The consumption figures are typical for the treatment of a massive pyrite, polymetallic ore.

16.4   Concentrate Marketing

The concentrates are transferred into 27 tonne containers which are weighed and then transported by rail to Setúbal. On arrival the concentrates are off-loaded into a storage shed of 50,000 t capacity. Reclaim for ship loading is by conveyor belt at maximum rate of 800 tph.

Concentrates are predominantly sold to six smelters which are listed in Table 10.

Table 10 –Concentrate shipment

Smelter	Typical Annual Shipment (kt)

Atlantic Copper (Spain)	100
Noranda (Canada)	8.5
Outukumpu (Finland)	60
NAF (Germany)	94
CBM (Brazil)	27
Glencore	15

The copper concentrates incur penalties, predominantly for mercury, and a credit for silver values. The average level of penalties currently incurred is between US$4-5/t.

16.5   Mill Labour

A Production Manager is responsible for both the Copper and Zinc plants operations. The two concentrators are operated with five shift crews each with one supervisor and 14 operators. A day crew is used for routine tasks such as reagent mixing, ball loading, general clean-up etc. The plants are scheduled to operate 24 hours per day, seven days per week. There are 77 personnel employed on operations.

A total of 61 personnel are employed in the plant maintenance department under the control of the mill manager. The department is split into Planning, Instrumentation and Electrics, Mechanical, General and Projects/Drafting. A total of 25 contractors are employed in the Maintenance department for such duties as sand blasting, painting, mechanicals and electrics.

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A total of 8 are employed on Process and Systems and a further 8 on tailings disposal and water management.

16.6   Analytical laboratory

The laboratory operates under the control of the Commercial Department and is responsible for operational, environmental and quality control aspects of the operation. The laboratory is accredited to ISO/IEC 17025 for 47 analytical methods and approximately 100 determinations. For production samples the laboratory uses X-Ray fluorescence (XRF), and atomic absorption spectrophotometry (AAS) for sample analysis as well as an electro-gravimetric method for analysis of the final copper concentrates and a LECO analyzer for sulphur determinations.

The laboratory is equipped with two XRF machines with one being used for grade control and geological samples whilst the other is dedicated to plant production.

Approximately 64% of the XRF analyses are undertaken for the mine, 35% are for the plant and 1% is for the Commercial Department. The AAS analyses are split 35% for the mine, 53% for the plant and 12% for the Commercial Department.

The total number of staff employed in the laboratory is 22.

16.7   Operating Costs

The operating costs for processing 2.2 Mtpa of copper ore are summarized in Table 11.

Table 11 –Plant process operating costs

Area	€/tonne

Labour	1.15
Electricity	1.63
Consumables	2.80
Other Services/costs	0.34
Maintenance	1.36
TOTAL	7.27

The operating costs for processing 0.45 Mtpa of zinc ore are summarized in Table 12.

Table 12 –Zinc plant process operating costs

Area	€/tonne

Labour	1.93
Electricity	3.47
Consumables	4.80
Other Services/costs	0.33
Maintenance	2.25
TOTAL	12.79

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17 Mineral resource and mineral reserve estimates

17.1   Summary

Neves-Corvo mineral resources were estimated by Sandra Santos (Somincor Resource Geologist) under the direction of Neil Burns (Lundin’s Corporate Resource Geologist) and Nelson Pacheco (Somincor Chief Geologist) in accordance with CIM Standards for Mineral Resources and Mineral Reserves (2005).

Three dimensional (3D) modeling methods and parameters were used in accordance with principles accepted in Canada. Vulcan mining software was used for establishing the 3D block model and subsequent grade estimates. Geological volume models were created from drillhole logs, underground mapping and interpretations. Statistical and grade continuity analyses were completed to characterize the mineralization and subsequently used to develop grade interpolation parameters. The mineralized units were partitioned into domains to reflect the relative metal abundances and elemental correlations with the host rock units.

The Ordinary Kriging method of interpolation was used to estimate copper, lead, zinc, tin, silver, iron, sulfur, gold, arsenic, mercury, antimony, and bismuth. Based on statistical analyses topcutting was not deemed necessary as the grade populations are well distributed without significant outliers.

Density block models were generated using multiple regression formulae created from a large database of measured core bulk density.

A mineral resource classification scheme consistent with the logic of CIM (2005) guidelines was applied. The mineral resource estimates were classified as Measured, Indicated and Inferred and reported above a grade cut-off consistent with the current Neves-Corvo mining economics. The reporting of mineral resources at Neves-Corvo implies a judgment by the author that the resources have reasonable prospects for economic extraction, insofar as the technical and economic assumptions are concerned. The use of the term “Mineral Resource” makes no assumption of legal, environmental, socio-economic and governmental factors.

Mineral reserves were estimated by Carlos Moreira (Somincor Long Term Planning Engineer) and Diogo Caupers (consulting engineer) under direction of Neil Burns and Jose Lobato (Somincor Mine Manager).

Mining cut-off grades were determined based on a combination of economic, mining and geological factors. The calculation is made by dividing the sum of the variable operating costs, the development costs and the royalties, per tonne of ore treated, by the net sales revenue per % metal per tonne treated.

Stope designs were generated in Vulcan. Stoping volumes are determined according to access, cutoff grade, planned and un-planned dilution and ore loss. An effective minimum mining width of 5m is applied.

Measured and Indicated resources were converted to Proven and Probable reserves in accordance with CIM (2005) guidelines.

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17.2   Database

Neves-Corvo data is collected and managed in a fully functioning SQL database called BDGeo which was designed specifically for the mine. Both drilling and underground sampling and logging data are stored in this database with a dedicated geologist managing the integrity and flow of data.

Database validation methods are described in Section 14. Drillhole and underground sampling data was exported from BDGeo as csv files and imported into Vulcan.

The Vulcan database at the time of this estimate consisted of 3,780 drillholes and 190,723 underground samples.

17.3   Geological models

The mine geology is described in detail in Sections 7 and 8.

Historically, the Neves Corvo resource model was created and evaluated using the SUMP system which was not capable of 3D wireframe modeling. Domains were outlined on 2m horizontal block model slices without linking the outlines together to create true 3D solids.

Since the purchase of the Vulcan software in 2004, the geological models are created using true 3D wireframes. Somincor’s Chief and Mine Geologists produce the geological wireframes used in resource estimation. All available drillhole, underground sampling and mapping information is used in the interpretations incorporating both lithological and assay data. Polyline interpretations are done on section with additional sections added so that the section planes closely match the drillhole pierce points and where the interpretation changes dramatically between drill sections. Polyline vertices are not snapped to the data.

Not all areas of the mine have been re-interpreted in Vulcan. Orelens, grade and density block data from SUMP were imported into Vulcan. In 2007 wireframes of these remaining SUMP areas were generated in Vulcan and used to code the new 5 x 5 x 5 m block models. These areas are planned to be updated in 2008 with proper interpretative wireframes.

The cut-offs used during interpretation are based on statistical breaks observed in the raw assay data. Figure 30 and Figure 31 are log probability plots showing the inflection points of 1.0% copper and 0.5% zinc that were used in determining the cut-offs within the massive sulfides. Previously cut-offs of 2.0% Cu and 3.0% Zn were used the geological modeling. The decrease in cut-off is not as drastic as it seems due to the fact that normally the transition from barren pyrite to mineralized is abrupt and above the old cut-off grades.

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Figure 30 –Log probability plot massive sulfides, copper

Figure 31 –Log probability plot massive sulfides, zinc

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The following table shows the different orelenses with associated codes that are modeled:

Table 13 –Orelenses and codes

Orelens	Code	Description

MC	1	massive copper ore
MT	2	massive tin ore
MZ	4	massive zinc ore
ME	5	massive pyrite ore
MP	6	massive lead ore
MCZ	41	massive copper -zinc ore
MZP	44	massive zinc -lead ore
RC	11	rubane copper ore
RT	12	rubane tin ore
RZ	14	rubane zinc ore
RE	15	rubane pyrite ore
FC	21	stockwork copper ore
FT	22	stockwork tin ore
FZ	2	stockwork zinc ore
FE	25	stockwork pyrite ore

17.4   Compositing

Compositing is an important process to ensure equal weighting during the estimation process. Care must be taken in choosing a composite length to minimize sample splitting which artificially lowers the nugget effect. A histogram of sample lengths (Figure 32) shows two dominant sample lengths which correspond to the massive sulfides which are normally sampled on 1 m intervals and the stockwork zones which are normally sampled on 2 m intervals. In order to preserve these lengths a composite interval of 1m was chosen for the massive sulfides and 2 m for the stockwork zones. Prior to 2007 input data for resource estimation was not composited.

Figure 32 –Histogram of assay lengths

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Composites were generated from hole collars downward, adhering to orelens contacts. Underground samples, being point data, were not composited. Table 14 and Table 15 contain composite statistics according to orelens for copper and zinc respectively. Focus should be given to the corresponding metal rich orelenses for each element (ie MC and FC for copper and MZ and FZ for zinc). The coefficients of variation (CV) for these zones are well below 1.5 indicating the absence of mixed populations.

Table 14 -Composite statistics, copper

Orelens	# Samples	Min	Max	Mean	Median	St Dev	CV

All	414,606	0.01	40.00	4.54	1.10	6.47	1.42
4C	1,070	0.01	3.04	1.32	1.35	0.42	0.32
4S	1,639	0.07	33.89	13.30	12.88	6.00	0.45
5C	10,754	0.05	37.28	7.25	5.34	5.53	0.76
5Z	3,052	0.04	1.78	0.36	0.32	0.16	0.46
FC	35,321	0.01	36.51	5.15	3.44	4.71	0.91
FE	63,657	0.01	11.72	0.36	0.23	0.39	1.07
FT	1,231	0.02	19.19	2.20	1.34	2.69	1.22
FZ	946	0.01	11.33	0.48	0.33	0.71	1.46
MC	131,793	0.03	40.00	10.85	9.55	7.17	0.66
MCZ	64	0.13	15.28	3.10	2.60	2.50	0.81
ME	98,686	0.01	15.65	0.60	0.46	0.42	0.71
MP	245	0.17	2.39	0.78	0.61	0.43	0.55
MT	1,063	0.04	28.01	6.19	3.79	6.03	0.97
MZ	44,446	0.01	9.32	0.52	0.40	0.39	0.75
RC	6,102	0.02	35.43	6.47	5.37	4.67	0.72
RE	7,191	0.01	27.97	0.89	0.24	1.99	2.24
RT	6,854	0.01	31.59	1.20	0.49	2.25	1.87
RZ	492	0.04	1.64	0.37	0.31	0.27	0.72

Table 15 -Composite statistics, zinc

Orelens	# Samples	Min	Max	Mean	Median	St Dev	CV

All	420,789	0.01	33.40	1.42	0.24	2.57	1.82
4C	1,076	0.01	11.42	0.43	0.18	0.66	1.54
4S	1,639	0.05	22.85	5.39	4.73	3.06	0.57
5C	10,754	0.05	25.78	5.28	4.55	3.24	0.61
5Z	3,052	0.08	23.86	10.59	10.66	3.91	0.37
FC	35,310	0.01	22.27	0.88	0.37	1.50	1.70
FE	69,951	0.01	11.39	0.29	0.07	0.60	2.06
FT	1,232	0.02	7.85	0.54	0.14	0.98	1.80
FZ	949	0.11	12.37	4.06	3.87	1.90	0.47
MC	131,776	0.01	28.89	1.33	0.48	2.18	1.64
MCZ	64	0.30	8.01	3.41	3.24	1.39	0.41
ME	98,455	0.01	20.70	0.32	0.06	0.87	2.69
MP	245	0.04	3.73	0.73	0.28	0.91	1.24
MT	1,057	0.01	13.55	0.90	0.42	1.29	1.43
MZ	44,454	0.02	33.40	5.10	4.50	3.28	0.64
RC	6,073	0.01	16.29	0.33	0.11	0.75	2.30
RE	7,437	0.01	13.43	0.27	0.04	0.80	2.95
RT	6,773	0.01	5.03	0.07	0.03	0.19	2.74
RZ	492	0.65	9.12	4.14	4.02	1.82	0.44

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17.5   Findings from statistical analyses of domained composites

The subdivision of the geology into distinct domains/ orelenses based on lithological and assay boundaries was successful in partitioning the mineralization into populations of low variability. This low variability (CVs generally below 1.5) is considered sufficient to allow the use of Ordinary Kriging (OK) in block grade interpolation.

17.6   Metal correlations

Metal correlation analyses were performed on the domained composites within the main orelenses of MC (Table 16), MZ (Table 17) and FC (Table 18). Strong correlations have been highlighted in red and moderate correlations in green. Based on the observed metal correlations the following groupings of elements were made. These groups of elements used the same variography during block estimation to preserve the metal correlations in the model.

•	Cu

•	Pb-Zn

•	Fe-S-Sn-As

•	Ag-Au-Hg-Sb-Bi

Table 16 -Metal correlations, MC

	CU	PB	ZN	S	FE	AG	HG	SN	SOLSN	AS	SB	BI	AU	SE	IN

CU	1.00
PB	-0.14	1.00
ZN	-0.10	0.59	1.00
S	-0.38	0.01	0.00	1.00
FE	-0.20	-0.08	-0.08	0.49	1.00
AG	0.04	0.02	-0.03	-0.05	0.01	1.00
HG	-0.01	0.13	0.21	-0.02	0.05	0.54	1.00
SN	0.04	-0.03	0.00	-0.17	-0.08	0.07	0.07	1.00
SOLSN	-0.01	-0.05	-0.04	-0.04	-0.05	0.24	0.30	0.35	1.00
AS	0.09	0.21	0.26	-0.05	0.10	0.05	0.10	0.02	-0.10	1.00
SB	0.06	0.05	0.05	0.00	0.02	0.42	0.17	0.03	0.07	0.10	1.00
BI	0.08	0.03	0.00	-0.06	0.04	0.07	0.04	-0.02	-0.03	0.13	0.05	1.00
AU	-0.04	0.21	0.02	-0.07	-0.01	0.21	0.27	0.05	0.08	0.08	0.08	0.01	1.00
SE	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.00
IN	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.00

Table 17 -Metal correlations, MZ

	CU	PB	ZN	S	FE	AG	HG	SN	SOLSN	AS	SB	BI	AU	SE	IN

CU

	1.00
PB	-0.05	1.00
ZN	-0.12	0.42	1.00
S	-0.06	-0.17	-0.02	1.00
FE	0.03	-0.17	-0.10	0.24	1.00
AG	0.03	0.26	0.24	-0.13	0.01	1.00
HG	-0.04	0.15	0.29	-0.07	0.03	0.81	1.00
SN	0.16	-0.02	0.16	-0.01	0.35	0.10	0.08	1.00
SOLSN	0.01	-0.02	-0.03	0.01	0.01	0.00	0.04	0.01	1.00
AS	0.03	0.11	0.18	0.05	0.27	0.10	0.14	0.17	-0.01	1.00
SB	0.02	0.13	0.14	0.05	0.21	0.17	0.12	0.14	-0.02	0.21	1.00
BI	0.30	-0.01	-0.04	0.00	0.28	0.16	0.07	0.16	-0.01	0.14	0.13	1.00
AU	0.05	0.17	0.10	-0.09	-0.01	0.66	0.58	0.06	0.04	0.10	0.13	0.19	1.00
SE	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.00
IN	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.00

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Table 18 -Metal correlations, FC

	CU	PB	ZN	S	FE	AG	HG	SN	SOLSN	AS	SB	BI	AU	SE	IN

CU

	1.00
PB	-0.06	1.00
ZN	0.03	0.70	1.00
S	0.24	0.34	0.42	1.00
FE	0.21	0.17	0.20	0.72	1.00
AG	0.17	0.23	0.21	0.30	0.28	1.00
HG	0.05	0.36	0.50	0.40	0.29	0.68	1.00
SN	0.12	0.16	0.20	0.39	0.34	0.16	0.17	1.00
SOLSN	0.02	-0.01	0.00	0.04	0.04	-0.02	-0.02	0.49	1.00
AS	-0.04	0.55	0.58	0.30	0.24	0.22	0.34	0.31	0.07	1.00
SB	0.08	0.12	0.19	0.23	0.15	0.39	0.29	0.15	0.01	0.22	1.00
BI	0.16	0.24	0.19	0.09	0.16	0.17	0.06	0.08	0.02	0.24	0.05	1.00
AU	-0.06	0.22	0.23	0.12	0.10	0.31	0.38	0.16	-0.01	0.57	0.17	0.09	1.00
SE	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.00
IN	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.00

17.7   Continuity analyses

Continuity studies were completed for the four groups of elements shown in Section 17.6 for each of the five orebodies. The study generated 3D variograms by defining variance fans along horizontal planes (strike), across-strike vertical fans (dip) and dip plane fans (plunge) using Snowden’s Supervisor software. This 3D analysis determines the directions of maximum, intermediate and minimum continuity for use in the kriging algorithms. Prior to 2007 continuity analyses were done in Vulcan.

Figure 33 shows the modeled zinc variograms for the Lombador South zone and Table 19 shows the corresponding variogram parameters for zinc as well as copper, iron and silver. Additional tables of the MC and MZ orelenses for each orebody are included in Appendix B.

Figure 33 -Lombador zinc variograms, MZ domain

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Table 19 -Lombador South variography, MZ domain

Element	Direction	Orientation	Rotation ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	-35—>030	30			12.5		38.5		55
Cu	2	00—>300	-35	0.16	0.31	15	0.21	53	0.32	60
	3	-55—>210	-180			7		13		17
	1	-35—>030	30			29		87		105
Zn	2	00—>300	-35	0.14	0.26	30	0.21	58	0.39	75
	3	-55—>210	-180			5		8		20
	1	-35—>030	30			22.5		56.5		115
Fe	2	00—>300	-35	0.09	0.21	20	0.32	83	0.38	91
	3	-55—>210	-180			3		20		40
	1	-35—>030	30			12		25		40
Ag	2	00—>300	-35	0.17	0.21	12	0.27	25	0.35	40
	3	-55—>210	-180			8		17		20

17.8   Qualitative Kriging Neighbourhood Analysis

A Quantitative Kriging Neighborhood Analysis (QKNA) analysis was performed to determine optimal kriging plans. Three test blocks were chosen that are considered well informed, moderately well informed and poorly informed with respect to the surrounding data. Various case scenarios were examined to determine an optimum block size, max/min sample requirements and the discretization array. The results are presented in Figure 34 to Figure 36.

Figure 34 shows the results of the block size analysis where block sizes ranging from 1 x 1 x 1 m to 20 x 20 x 20 m were tested. The Kriging Efficiency and Slope of Regression methods of analysis are shown. Ideal parameters will result in a slope of 1 and Kriging Efficiency of 100%. The block size of 10 x 10 x 10 m was found to achieve the optimum results in terms of the two methods. This block size should produce the least amount of conditional bias (degree of over-smoothing of grades). However, in order to correspond better with the mining selective unit (SMU) a block size of 5 x 5 x 5 m was chosen. The previous block size used at Neves-Corvo was 2 x 2 x 2 m which had been causing many problems including models with an extremely large number of blocks. Due to computing limitations the orebodies had to be subdivided into various block models. The larger block size has allowed for the use of one block model per orebody which greatly simplifies many tasks including the reserve and reconciliation.

Figure 34 -QKNA block size

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Test analyses were run on the block size of 5 x 5 x 5 m using a range of minimum and maximum samples required from a minimum of 2 maximum of 10 to a minimum of 10 maximum of 30. Figure 35 shows the best combined results to occur with a minimum of 5 maximum of 30 and a minimum of 2 maximum of 30.

Figure 35 -QKNA maximum/ minimum number of samples

An analysis was performed on the 5 x 5 x 5 m block size to determine which configuration of discretized points was optimal (Figure 36). Discretized arrays of 2 x 2 x 2 to 8 x 8 x 5 were tested and a break in the slope of plotted block covariance results was found to occur using a 5 x 5 x 4 array.

Figure 36 -QKNA descretization

Table 20 displays the estimation search parameters chosen based on the QKNA analyses.

Table 20 -Estimation search parameters

Pass	Search Radius ZXY	Min Samples	Max Samples	Min DDHs

1	1 X Range	5	30	2
2	2 X Range	2	30	1

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17.9   Block model setup

As mentioned above, the increase in block size from 2 x 2 x 2 m to 5 x 5 x 5 m made it possible to produce a single block model for each orebody without exceeding computing limitations. The following figure shows the dimensions of the five block models used. Note that the coordinates are in mine grid which is a transformation of the Portuguese National Grid System (based on Hayfor-Gause) whereby 10,000 m is subtracted from the X coordinates and 235,000 m is added to Y coordinates.

Figure 37 -Block model dimensions

Three dimensional geological block models were generated by coding the wireframes described in Section 17.3. The sub-blocking routine in Vulcan was used to capture wireframe volumes. A minimum sub-cell size of 0.5 m was used.

17.10   Density

As described in Section 12.3 an extremely large dataset of density measurements exists for the Neves-Corvo deposit. Until this 2007 yearend resource update, block density values were estimated using OK of actual density data. In 2007, the author completed a number of density studies using multiple regression formulae of the data measurements and associated Cu, Pb, Zn, Fe and S grades. Excellent correlation was found between the measured and calculated densities. Detailed study revealed that all

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orelenses, except for MZ, could be estimated equally well with the same formula. Individual regression formulae were generated for the MZ orelenses of each orebody.

Table 21 displays the factors and constants used in the various regression formulae and Figure 38 and Figure 39 are scatter plots of the calculated versus measured density values for the non-MZ and Lombador MZ orelenses respectively.

Table 21 -Multiple regression density formulae

Orelens	Orebody	Cu%	Pb%	Factors Zn%	Fe%	S%	Constant

All non-MZ	All	0.0089	0.0543	0.0246	0.0136	0.0284	2.6215

	Neves	-0.0013	0.0446	0.0071	0.0018	0.0293	3.1582
	Graca	-0.1080	0.0311	0.0101	0.0125	0.0253	2.9493
MZ	Corvo	-0.1843	0.0364	-0.0013	0.0084	0.0151	3.6735
	Zambujal	0.0077	0.0544	0.0123	0.0278	0.0174	2.7120
	Lombador	0.0449	0.0300	0.0095	0.0164	0.0238	2.8595

Figure 38 -Measured versus calculated density, non-MZ

Figure 39 -Measured versus calculated density, Lombador orebody, MZ

The multiple regression formulae were used to calculate block density from the kriged Cu, Pb, Zn, Fe and S values. The same formulae are used to estimate broken tonnage from the mine surveyed volumes. Densities of the waste rock are assumed to be 2.8 g/cc for both the footwall volcanic rocks and hangingwall greywackes.

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17.11 Boundary conditions

Hard boundaries were used between orelenses during grade estimation whereby blocks within a specific orelens were estimated using only composites coded with the corresponding code. Thus, blocks in one orelens were not estimated using composites from another orelens. This eliminated the possibility of smearing high grades between orelenses.

17.12 Resource estimation

Block grades were estimated using the Ordinary Kriging algorithm and the parameters described in the sections above. Block density values were estimated the multiple regression formulae shown in Table 21.

Prior to 2007, only the portions of the block models with new data or changes to the interpretation were updated. In 2007 the entire mine was re-estimated. Also of relevance is the fact that until 2007, many of the zinc the resources had not been re-estimated in Vulcan since the switch from the SUMP system.

17.13 Classification

Prior to 2007, Neves-Corvo resources were classified based on the following distances to composites:

• Measured <17.5 m

• Indicated 17.5 – 35 m

• Inferred 35 – 70 m

These distances roughly correspond to the copper continuity as defined in previous variography studies. The author recommended an updated variography study and linking the copper and zinc classification to the variography ranges defined for each orebody.

In 2007 the classification of Neves-Corvo resources was changed to incorporate the confidence in drillhole data, the geological interpretation, data distribution, and variogram ranges. The model was initially coded to identify Measured, Indicated and Inferred blocks based on which estimation pass the grades were assigned as well as the distance of the blocks to the nearest data. Generally 1st pass runs were equal to 2/3 of the range from the variography, 2nd pass equal to the range and 3rd pass equal to twice the range. Subsequently the automated classification was “cleaned up” using wireframes that were created enclosing areas of common categories. Thus, a minor amount of Indicated blocks located within a primarily Measured area would be upgraded to Measured and the same for Inferred within primarily Indicated areas. The Measured classification was not assigned to any blocks estimated by surface drillholes only.

A study of the resources flagged as non-recoverable was undertaken in 2007 due to the recognition that a significant portion of these resources were being mined. Carlos Moreira re-examined the areas in detail and identified the resources that could be moved back into the recoverable category making them available for inclusion in the Measured and Indicated categories.

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17.14 Model validation

The following techniques were used to validate the Neves-Corvo block grade models:

•	visual inspection of block and composite grades in both section and plan.

•	global comparison of mean model and input grades.

•	reconciliation of planned versus broken versus milled versus resource model.

Visual comparison of block and composite grades on sections and plans showed good correlation between the input date and output values. No obvious discrepancies were noted.

The global mean block zinc, copper, lead, and silver grades for Measured and Indicated blocks were compared with the global mean of the declustered input grades. The difference between declustered input grades and model grades are less than 10%. The few noted differences of greater than 10% are in areas of low concentrations far below economic levels.

Since 2006 reconciliation study is completed by the Geology Department on a quarterly basis. The reconciliation compares planned, broken, mill and resource model tonnes and grades. These reconciliation methods and results are described in Section 17.18.

17.15 Tabulated resources

At a cut-off of 1.0% copper, the 2007 yearend Measured plus Indicated copper resource at Neves-Corvo is 20.4 million tonnes grading 5.07% Cu, 0.26% Pb, 0.96% Zn and 47 g/t Ag (Table 22). Inferred copper resources are estimated at 3.3 million tonnes grading 3.37% Cu, 0.21% Pb, 0.82% Zn and 37 g/t Ag above the same copper cut-off.

Table 22 -Neves-Corvo copper resources above a 1.0% Cu cut-off

Category	Ktonnes	Cu %	Pb %	Zn %	Ag ppm

Measured	19,239	5.14	0.26	0.95	47
Indicated	1,198	3.99	0.31	1.23	54

Mea + Ind	20,437	5.07	0.26	0.96	47

Inferred	3,338	3.37	0.21	0.82	37

At a cut-off of 3.0% zinc, the 2007 yearend Measured plus Indicated zinc resource at Neves-Corvo is 56.5 million tonnes grading 6.20% Zn, 1.35% Pb, 0.46% Cu and 65 g/t Ag (Table 23). Inferred zinc resources are estimated at 20.5 million tonnes grading 4.61% Zn, 1.35% Pb, 0.44% Cu and 53 g/t Ag above the same zinc cut-off.

Table 23 -Neves-Corvo zinc resources above a 3.0% Zn cut-off

Category	Ktonnes	Zn %	Pb %	Cu %	Ag ppm

Measured	38,657	5.65	1.11	0.48	64
Indicated	17,855	7.38	1.86	0.43	67

Mea + Ind	56,512	6.20	1.35	0.46	65

Inferred	20,456	4.61	1.35	0.44	53

Note that Neves-Corvo resources are inclusive of reserves. Resource tables reported by orebody are located in Appendix A.

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17.16 Mineral Reserve Estimation

17.16.1  Introduction

The definition of reserve envelopes is an integral part of the mine planning activity at Neves Corvo. Stoping volumes are determined according to access, cut-off grade, planned and un-planned dilution and ore loss. An effective minimum mining width of 5m is applied. Somincor prepare their reserve statement annually based on Measured and Indicated resources only, and the principal tool used is Vulcan 3D software.

17.16.2  Cut-Off Grade

The mining cut-off grade (COG) applied at Neves-Corvo is determined by the senior management and is based on a combination of economic, mining and geological factors. The calculation is made by dividing the sum of the variable operating costs, the development costs and the royalties, per tonne of ore treated, by the net sales revenue per % metal per tonne treated.

The current mine plan has been prepared using cut-off grades of 1.60% Cu and 4.6% Zn.

The economic boundaries of the copper ore bodies at Neves-Corvo are largely controlled by structure and ore type. The influence of the COG, therefore, on the tonnage of mineable copper ore in the reserve is limited.

The zinc ore bodies are much more influenced by the COG and their size and hence mining method is directly affected by the COG used to define the reserve.

Grade, however, is the principal element used to determine stope boundaries for both copper and zinc ore bodies.

The potential economic viability of an orebody or portion of the mining reserves is determined based on one metal, i.e. either copper content or zinc content.

At the present time, there are no treatment facilities to recover zinc from the copper ores, but this capability is planned for commissioning in 2010. Silver values are recovered from copper ores, and Somincor expects to be able to recover lead and silver from zinc ores from 2009 onwards.

17.16.3  Wire Frame and Solid Modeling

The first stage in the reserve estimation methodology is to produce wire frames of the orebody at the cut-off grade boundary. This is achieved by importing the geological resource block model, prepared by the geology department, into Vulcan and applying the current cut-off grade. All blocks in the model with an average grade below the current cut-off grade are deleted from the model. The resulting economic block model is then viewed in a series of plans at 5 m vertical intervals. The mining engineer draws an outline around the economic ore blocks on each level to form a series of wireframes also at 5 m vertical intervals. Figure 40 and Figure 41 below illustrate wireframes at the 4.6% Zn COG level in the Lombador orebody.

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Figure 40 -Plan of Orebody at 4.6% Zn COG with Wireframe (Somincor)

Figure 41 -Wireframes at 5 m Intervals through Lombador Orebody (Somincor)

Not all the blocks within the economic block model will be included inside the wireframe envelope. A number of factors including stoping method, minimum mining width, amount of development required and grade determine whether or not the block will be included. Conversely, some blocks below the minimum mining width of 5 m may be included, if the grade of the block is sufficiently high to justify the cost of extraction and processing.

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A series of 5 m thick solids, representing the volume of mineable material on each level, are then created from the wire frame envelopes as seen in Figure 42. Wedges are manually inserted between the hangingwall and footwall intersections of solids on each level. These represent slashing of the stope sidewalls in order to fully extract the ore in each stope.

The solid model is re-evaluated against the original geological resource block model to determine the volume, tonnage and grade of the material inside the model along with ore type and any internal dilution.

The geological resource block model used to determine the mining reserves contains Measured, Indicated and Inferred resources. Historically at Neves Corvo, almost all resources in the Inferred category have subsequently transferred through to Indicated and Measured categories. For this reason the creation of the wireframes and solids is performed on the entire block model with Inferred resources being deleted from the reserve after evaluation against the original block model.

Figure 42 -Solid Model of Lombador Orebody (Somincor)

During the reserve estimation, due cognizance is taken of mined-out areas within the mine. Solids created from underground survey data are imported into Vulcan and used to overlay the block model. Figure 43 illustrates a large mined-out area (shown in light brown) imported in to Vulcan and used to assist in the drawing of wireframes.

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Figure 43 -Mined-out Area Solids Imported into Vulcan (Somincor)

17.16.4  Recovery and Dilution

The solid models produced in Vulcan along with associated tonnages, grades, ore-types, resource category and internal dilution are then incorporated into the mining plan. The Planning Department applies a detailed dilution factor to each stope using a dilution simulator. This dilution simulator takes into account mining losses and dilution introduced through mining next to backfill. The amount of dilution is dependent on stope size, mining method and backfill type.

For the purposes of reserve reporting a dilution factor is applied to each stoping block dependant on the mining methods employed. Typical dilution factors applied are:

•	Primary Drift and Fill Stopes 5.1%

•	Secondary Drift and Fill Stopes 10.2%

•	Bench and Fill Stopes 4%

An overall mining recovery factor of 95% is also applied to the reserve, to allow for losses particularly near contacts and in secondary stopes.

17.17 Reserve reporting

In order for reserves to be considered Proven or Probable, they must be derived from Measured or Indicated resources only, and also be supported by mine plans and schedules together with all associated costs, recoveries and dilutions, in order to demonstrate that extraction is economically viable.

In February 2007, WAI audited the reserve estimation methodology employed by Somincor along with the Reserve Statement dated 31 December 2006, and as such believe the reserves to have been prepared in accordance with JORC Code (2004) and CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM 2005) definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

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The 2007 yearend Neves-Corvo Proven plus Probable copper reserve is 17.7 million tonnes grading 4.35% Cu, 0.24% Pb, 0.86% Zn and 36 g/t Ag (Table 24). The currently defined Proven plus Probable zinc reserve is 33.5 million tonnes grading 6.63% Zn, 1.51% Pb, 0.40% Cu and 66 g/t Ag (Table 25). Reserve tables reported by orebody are located in Appendix A.

Table 24 -Neves-Corvo copper reserves

Category	Ktonnes	Cu %	Pb %	Zn %	Ag ppm

Proven	17,184	4.40	0.24	0.88	35
Probable	530	2.78	0.36	0.15	59

Prov + Prob	17,714	4.35	0.24	0.86	36

Table 25 -Neves-Corvo zinc reserves

Category	Ktonnes	Zn %	Pb %	Cu %	Ag ppm

Proven	19,072	6.10	1.21	0.40	65
Probable	14,439	7.32	1.90	0.40	66

Prov + Prob	33,511	6.63	1.51	0.40	66

Future additions to the mineral inventory are likely to come from Lombador North and Lombador South. Currently, all the resources in Lombador North areas are in the Inferred category, and therefore have not demonstrated economic viability and thus do not appear in the reported reserve.

17.18 Reconciliation

Reconciliation was used in the past by Somincor as an important tool in the verification of the resource block model. A complete reconciliation between the block model, mine head grade and the mill grade took place every six months. These regular reconciliations ceased in 1995 as the results demonstrated that the milled grades were consistent with those predicted by the resource block model.

As part of the operational management of the mine and milling operations, the Geology Department prepares an estimate of ‘broken ore’ in the mine. This is an estimate of the tonnage and grade of ore mined with allowances made for dilution and is used to assist in maintaining a feed to the mill consistent with the mine budget.

In 2006, reconciliation studies resumed due to changes in management and concerns of possible discrepancies between the estimated mining grades and the mill feed.

The method used to reconcile production concentrates on comparing data provided by the mill for actual ore processed, with underground surveys to ascertain the volume of mined-out voids, in a specific time period (typically three months). The surveyed voids are imported into the Vulcan block model of the mine and a calculation of grade and tonnage was obtained for just the void space. A factor is applied to account for backfill and pastefill dilution, when mining next to backfill in secondary stopes, and adjustments are made to reflect material stored in surface stockpiles.

The results of this study confirm that the grade and tonnage calculated for the void space using the Vulcan block model compares well with the actual grade and tonnage of ore processed in the mill. An additional check on the tonnage of ore mined derived from shaft hoist power consumption also reconciles well with the processed tonnage.

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The estimated grades for ‘broken ore’ are consistently higher than the resource models and the mill. This is likely due to two reasons:

1.	underground sampling is often biased high due to the tendency to oversample the softer mineralization/ sulfides because the waste rock is often strongly silicified.

2.	the grade estimate for broken tonnage is a simple average of production samples without declustering or weighting that occurs during kriging of block estimates.

Figure 44 shows copper grade reconciliation for the mill, broken ore and the resource model compared with the annual plan for 1999 to 2007. The red line represents planned grade, blue represents mill, green represents broken tonnes and yellow represents resources. As mentioned above, the broken tonnage grade is consistently higher. Since the resource model reconciliation was restarted in 2006 the results compare well to the mill.

Figure 44 -Reconciliation 1999 to 2007 –Planned vs Milled vs Broken vs Resource grades

The author believes that the current reconciliation methods employed at Neves-Corvo confirm the robustness of the resource modeling. Modifications to the reconciliation methods will be examined in 2008 with a focus at both improving the comparisons and simplifying the process.

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18 Other relevant data and information

There is no other relevant data or information to report.

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19 Interpretation and conclusions

The Neves-Corvo mine is a good example of a mature mine that continues to have potential for significant increases in resources, as demonstrated in the 2007 yearend figures. The mine continues to be a profitable operation with a significant remaining life and a robust NPV.

Exploration drilling has successfully replaced the 2007 copper production and greatly increased the zinc resource with the addition of Lombador South to the Measured and Indicated categories. Step-out drilling on Lombador South has intersected the best zinc interval to date as well as significant copper intercepts, opening up a large area of prospective ground.

A large effort was made in 2007 to improve the resource modeling processes at Neves-Corvo. These improvements included increasing the block size, revising the geological wireframe cut-offs, revising and simplifying the variography, review and reclassification of non-recoverable resources, compositing of drillholes, optimization of estimation parameters, revision of the resource classification, creation of density regression formulae for use in block density estimation and lowering of resource and reserve reporting cut-offs based on updated mining costs and metal prices. Other milestones included the first time estimation of many of the zinc resources in the Vulcan 3D mining software (previously estimated in the SUMP 2D software) and first time estimation of the entire mine resources at once (previously only portions were updated annually).

The author is satisfied that the sample database is appropriate for use in a CIM compliant resource estimate and that industry standard estimation methods have been used to generate 3D block models with accompanying block grade estimates of Cu, Pb, Zn, Ag, Au, Fe, S, Sn, As, Hg, Sb, Bi and density.

Neves-Corvo resources have been classified as Measured, Indicated and Inferred and reserves as Proven and Probable with respect to CIM (2005) standards. Resources were classified according to the geological and sample density that currently defines the deposit and the conversion to reserves outlined the economically mineable portions of the Neves-Corvo orebodies giving full considerations to mining dimensions, diluting materials, mining recovery and scheduling.

Table 26 lists various NI 43-101 considerations with a short description of the related situation at Neves-Corvo with author’s opinion on the level of associated risk. Based on the data and methods in place, the author has ranked each of the considerations as low risk, with the exception of reporting zinc cut-off grades which due to the sensitivity of zinc to cut-off grade, the author considers the risk to be moderate.

Table 26 -Risk factors associated with the Neves-Corvo resource estimate

NI 43-101 Consideration	Data

Geological Interpretation and Domaining	Metal zonation well understood backed by 20 years of successful mining
LOW RISK

Sampling Techniques	All data from diamond core drilling and underground sampling
LOW RISK

Drill Sample Recovery	Good recovery from diamond core drilling
LOW RISK

Sub-sampling Techniques & Sample Preparations	Core cutting and sample preparation procedures done according to industry standards
LOW RISK

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Quality of Assay Data and Laboratory Checks	Lab uses certified standards and conducts repeats. Mine uses duplicates to monitor accuracy. Although program could benefit from addition of blanks and standards, lab is known to report low.
LOW RISK

Location of Data Points	Collars are surveyed after drilling and all diamond drillholes are down-hole surveyed
LOW RISK

Assay Data Density and Distribution	Risk mitigated by classification scheme
LOW RISK

Database Integrity	BDGeo SQL database is secure and is managed by a dedicated Database Geologist. Database has automated validation checks.
LOW RISK

Bulk Density	Extremely large database used to create multiple regression formulae that correlate very well with the actual data.
LOW RISK

Composites	Two composite lengths are used that correlate with the normal assay intervals for massive sulphide (1m) and stockwork (2m). Assay intervals respect lithological contacts.
LOW RISK

Block Size	Block size is a compromise between the optimum larger size and the SMU.
LOW RISK

Statistics	Good indication of single grade populations of the economic elements within the modeled orelenses
LOW RISK

Grade Capping	Statistical analyses showed no significant grade outliers.
LOW RISK

Variography	Abundant data from diamond drilling and underground sampling resulting in robust variography.
LOW RISK

Search radii and number of samples	Quantitative Kriging Neighbourhood Analysis conducted to determine optimal estimation parameters.
LOW RISK

Data Clustering	Mitigated by the interpolation techniques
LOW RISK

Interpolation Method	Ordinary Kriging appropriate based on the geology, statistical and geostatistical properties of the data. CVs generally below 1.5.
LOW RISK

Reporting Cut-off Grades	Resource cut-off grades chosen slightly below the reserve cut-offs which are based on detailed analysis of production, costs, payables, metal prices, etc. Copper is less sensitive to cut-off and is considered low risk Zinc is quite sensitive to cut-off and therefore moderate risk.
LOW TO MODERATE RISK

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20 Recommendations

The current method of geological wireframing is very time-consuming. The author recommends examining methods to streamline the process such as grouping a number of the current orelens codes which are not needed in mine planning.

The current sampling QA/QC program lacks a systematic measure of contamination and precision. The author suggests the regular blind submission of blanks and site specific standards. The greywacke that is planned to be discarded in order to create space in core facility can be used as blank material. Site specific standards can be made from sub-sampling of the reject material. This material can be crushed, pulverized, homogenized and bagged at the exploration sample preparation facility at the mine. A number of different grade standards should be made and sent off for Round Robin analyses to determine accepted grades. The new QA/QC program should have at least 10% control samples. The mine database, BDGeo should be updated to automatically identify out of range samples and produce the appropriate plots.

The mine should examine the potential of additional payable elements. The Geology Department believes the Lombador stockwork zones have potential for gold. The author recommends a small re-assaying program to test concentrations.

The emphasis on underground development and infill drilling should continue so that Inferred resources are continually upgraded to Measured and Indicated, replacing mine production and extending the mine life.

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Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

21 References

CIM, 2000.CIM Standards on Mineral Resources and Reserves –Definitions and Guidelines. CIM Bull., Vol 93, No 1044, pp. 53 -61, October 2000.

CIM, 2004.CIM Definition Standards on Mineral Resources and Mineral Reserves Adopted by CIM Council November 14, 2004.

CIM, 2005. CIM Definition Standards for Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions. Adopted by CIM Council on December 11, 2005.

Golder Associates, (March 2007): Feasibility Study of Expansion of Cerro do Lobo Tailings Facility Using Paste / Thickened Tailings Technology. Report to Somincor SA.

JORC, 2004. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) 2004 Edition; Prepared by: The Joint Ore Reserve Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Wardell, October, 2007. Technical Report on the Neves-Corvo Mine, Southern Portugal. Wardell Armstrong International. October 2007.

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22 Certificate of author

CERTIFICATE of AUTHOR

I, Neil R. Burns, Corporate Resource Geologist of Lundin Mining Corporation, Suite 2101 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, do hereby certify that:

1.	I am author of the report titled Resource and Reserve Update, Neves-Corvo, Portugal, May 2008.

2.
I graduated with a Bachelor of Science degree in Earth Sciences from Dalhousie University, Halifax, NS in 1995. Subsequently I obtained a Master of Science degree in Mineral Exploration from Queen’s University in 2003. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I have worked as a geologist for a total of thirteen years since graduating.

3.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“the Instrument”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements of a “qualified person” for the purposes of the Instrument. I have worked on evaluation of base metal and precious metal mineral deposits for at least 5 years.

4.
I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in the report, the omission to disclose which makes this report misleading.

5.	Due to my position of Corporate Resource Geologist with Lundin I am not considered independent of the issuer applying all of the tests in section 1.4 of the Instrument.

6.	I have read National Instrument 43-101 and Form 43-101F1, and this technical report has been prepared in accordance with that instrument and form.

Dated at Vancouver, BC, Canada this 12th day of May, 2008.

——————————————
Neil R. Burns M.Sc. P.Geo.

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Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

23 Consent of qualified person

Neil R. Burns, M.Sc., P.Geo.
Suite 2101 885 West Georgia Street,
Vancouver, BC V6C 3E8
Tel: (604) 681-1337
Fax: (604) 681 1339
Email: neil.burns@lundinmining.com

To: The securities regulatory authorities of each of the provinces and territories of Canada:

I, Neil R. Burns, do hereby consent to the filing of the report titled “Resource and Reserve Update, Neves-Corvo, Portugal” prepared for Lundin Mining Corporation dated May 12th, 2008.

Dated at Vancouver, British Columbia this 12th day of May, 2008.

——————————————
Neil R. Burns M.Sc. P.Geo.

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24 Additional requirements for technical reports on development properties and production properties

24.1 Mining operations

24.1.1 Introduction

The mine operates a ‘3 shifts per day, 6 days per week’ system with two crews working Monday to Fridays and Tuesday to Saturday for 37.5 hrs/ week/employee.

The mining department has a total of 7 staff in Production, Development Services, Engineering, Planning, Geology and Exploration.

The mine produces two types of ore; MC (+MCZ) copper ore and MZ zinc ore. Production of tin ore (RT) ceased in the early part of 2006 with the processing plant subsequently being converted to treat zinc. Production in 2007 totaled 2.2 Mt copper ore and 0.40 Mt zinc ore.

The mine is accessed by a 5 m diameter circular concrete-lined shaft situated to the west of the main Corvo orebody, and a ramp which has been developed from surface to the 700 Level.

Underground levels (elevations) relate to a datum of 1000 m below sea level. Mine surface is approximately 220 m ASL, or 1,210 m above datum.

The shaft is 600 m deep and extends to just below the 700 Level; it is equipped with rope guides, a 2.4 MW double drum winder and two 15 t capacity skips. The winder has been installed with an automatic skip loading system and has a rock hoisting capacity in excess of 4 Mtpa (for a 24 hr and 7 day per week operation).

The upper crusher station is located at the 700 Level and crushes ore and waste from the Upper Corvo, Neves and Graça orebodies. This facility has four 1,500 t capacity storage bins and a jaw crusher capable of handling up to 600 t/hr. The material for hoisting is fed by a short conveyor from the storage bins for skip hoisting at the loading pocket.

A second crusher at the 550 Level services the lower section of the mine, which extends from the 700 Level to below the 550 Level. This crushes ore from Lower Corvo. Ore or waste reporting to the crusher is fed directly onto a vibrating feeder. The installation has a limited post-crushing storage capacity of 900 t, which consists of two rock storage bins of 500 t and 400 t capacity.

Ore and waste are crushed to <250 mm and fed onto the TP12 inclined conveyor, which runs at a gradient of 25% and delivers the crushed material to the 700 Level bins. TP12 runs at a speed of 3.2 m/sec and has an installed capacity of 400 t/hr.

The main access ramp from surface has been developed at an average gradient of 17%, has a cross sectional area of 18 m2 and provides vehicular access to the 700 Level. This ramp handles all the movement of men and materials in and out of the mine.

Additional ramps have been developed within the mine to access the orebodies and carry out exploration development.

The mine has three fully equipped underground workshops for mobile and fixed plant repair situated at the 810, 700 and 590 Levels.

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Stoping Methods

Neves-Corvo is a mature mine and the mining methods have been tried, tested and developed over the course of the past 18 years.

Three principal stoping methods are employed at Neves-Corvo, namely; Bench & Fill, Drift & Fill and Mini Bench & Fill. Sill Pillar mining has also been employed as a pillar recovery technique for mining sill pillars beneath backfill.

Where the geometry is favorable the higher productivity and lower cost Bench & Fill method is favored. Where the geometry is unsuitable for Bench & Fill and ore grades are sufficient, Mini Bench & Fill and Drift & Fill are used. Currently Bench & Fill and Mini Bench & Fill stopes account for almost 2/3 of the mine production with the majority being in the Lower Corvo section of the mine.

24.1.1.1   Bench & Fill

This is the main bulk mining method in use at the mine, being applied where the ore body is of sufficient thickness (greater than 15 m) to enable its application. In 2006, this method accounted for over 60% of mine production.

The orebody is accessed via a footwall ramp. Footwall drives are developed off this ramp at 20 m vertical intervals and run along strike in waste. Each stope is then established by driving a crosscut through the orebody from the footwall drive to the hangingwall contact. Two crosscuts are required in each stope, one forming a top access and one a bottom access. A slot raise is then developed on the hangingwall contact from the bottom access to the top access (Figure 45).

Figure 45 -Bench & Fill Mining Method (Schematic)

Once this basic stope development has been established, the top access is opened up to the full stope width (usually 12 m) and the slot raise also widened to full stope width. The top access is supported with fully-grouted and tensioned cable bolts and 100 mm of wet-sprayed concrete. In general, the stope is drilled with rings of 15 m long, 76 mm diameter vertical blast holes from the top access to

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the floor level of the bottom access, or breaking through where they intersect the bottom access. Blasting takes place starting at the hangingwall slot raise and retreats toward the footwall. Ore is mucked from the bottom access, using remote-controlled LHD (Load Haul Dump) vehicles, and trammed directly to orepasses located on the footwall drive. Where a convenient orepass is not available, ore is loaded into 40 t mine trucks for hauling to the nearest crusher or orepass.

Each stoping panel is divided into alternate primary and secondary stopes. All the primary stopes in a panel are mined and backfilled before the secondary stopes are mined. Bench & Fill stopes can be up to 120 m long in some areas of the mine. In large stopes such as these, the excavation is usually split in to 2 or 3 sections of 40 to 60 m, with backfilling taking place before extraction of the next section.

Ground control and rock mechanics are important factors in Bench & Fill mining as the excavations are large and mining induced stresses build up around the orebody. WAI engineers visited several Bench & Fill stopes and observed the mining sequence in detail. In general, ground conditions were found to be good, although, in recent years there have been some major failures in the Lower Corvo orebody. The technical staff at the mine understands the causes of these failures and has introduced new ground control methods and sequencing to overcome the past problems.

24.1.1.2   Drift & Fill

Drift & Fill stoping accounts for around 1,000,000 t of ore production each year, mainly in the Upper Corvo, Neves and Graça orebodies. The method is used where the vertical thickness of the orebody is not sufficient to justify Bench & Fill or Mini Bench & Fill mining, generally less than 8 m (Figure 46).

Figure 46 -Drift & Fill (Schematic)

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As with Bench & Fill, the orebody is accessed from a footwall ramp, with footwall access drives along the strike of the orebody. Again, the footwall drives are located at 20 m vertical intervals. Cross-cutting ramps are then developed down and up from the footwall drive to the hangingwall of the orebody in order to be able to mine four vertical slices each 5m in height. The actual Drift & Fill stopes are 5 x 5m development drifts driven off the access ramps along the orebody strike. Adjacent drifts are mined and filled with hydraulic fill. Once all the drift stopes have been mined on one level the access ramp is filled with hydraulic fill and the back is slashed to access the overlying panel. Ore is mucked from the drifts using LHD’s and transported to orepasses located in the footwall drives.

24.1.1.3   Mini Bench & Fill

Mini Bench & Fill is a modified form of Drift & Fill, but with greater productivity, and is used where the orebody has a vertical thickness of 8-15 m but some selectivity is still required (Figure 47). As with the other methods, the orebody is accessed via a footwall ramp and footwall access drives driven along strike at 20 m vertical intervals. Crosscuts are mined from the footwall drive to the hangingwall contact.

Figure 47 -Mini Bench & Fill Mining Method (Schematic)

In the Mini Bench method, drilling and mucking take place on different levels in a similar manner to Bench & Fill but on a smaller scale with the two sets of crosscuts only 5-10 m apart vertically. Unlike Bench & Fill, however, Mini Bench stopes are sometimes mined along strike. From the upper crosscut, 5 x 5 m drifts are mined parallel to the footwall contact, until they reach the back of the lower crosscut (usually 40 m) and break through to form a drawpoint. Vertical holes are then drilled and blasted in retreat from the drawpoint back towards the upper crosscut. Mucking takes place from the lower crosscut with ore being transported to orepasses located on the footwall access drive. Primary and secondary stopes are located adjacent to each other and once the primary stopes are mined out they are backfilled prior to mining of the secondaries.

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24.1.1.4   Sill Pillar

A modified Room & Pillar method has successfully been used in the extraction of 20 m thick sill pillars left between stoping panels and overlying backfill (Figure 48). The first stage is to develop a bottom crosscut through the ore to the hangingwall. This excavation is fully cable bolted through to the overlying backfill, pattern bolted and reinforced with shotcrete. A hangingwall access is developed outside the underlying backfill. Drifts are then driven along strike of the hangingwall access in a similar fashion to Drift and Fill mining. The final slice, immediately below the backfill is removed in two stages, one slice of 5 m and then a final 3 m slice. This final slice is slashed off the back and rapidly backfilled using a slinger truck to fill as tightly as possible beneath the backfill. Up to 95% ore recovery has been achieved using this method.

Figure 48 -Sill Pillar Mining Method (Schematic)

24.1.2   Backfill

The mine produces two main types of backfill, hydraulic fill and paste fill.

24.1.2.1   Hydraulic Fill

The hydraulic fill consists of imported aeolian sand, cycloned tailings and cement. Hydraulic fill was the primary backfill for many years and remains so for Drift & Fill stopes. However, it has been superseded by paste fill in Bench & Fill stopes.

The hydraulic fill is prepared in a surface plant from where it is transported underground by gravity, via a series of boreholes drilled from surface. Distribution from the boreholes to the stopes is by 150 mm diameter steel pipes. The standard fill mix is 96% sand, 1% tailings and 3% cement (by weight solids). Mining adjacent to hydraulic fill can commence as early as 72 hours after the pour. Full strength is achieved 28 days after placement and is usually in the range of 0.5 - 1.0 MPa (Unconfined Compressive Strength).

The aeolian sand for the fill is sourced from a quarry close to the port facility of Setúbal, owned by Somincor. The sand is transported to the mine by rail some 100 km from the site, using (where possible) the same containers that are used to transport concentrate, as a backhaul on the return journey from the port.

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24.1.2.2   Paste Fill

The surface paste plant was commissioned in 1999, in order to overcome some of the problems associated with hydraulic fill and make better use of tailings waste. The design capacity of the plant is 350,000 m3 per year but current utilization is approximately 220,000 m3 per year. Placement rates, when running, can be up to 90 m3 per hour. During a stope filling cycle the plant will operate 24 hrs per day, 7 days per week, until completion of the filling operation.

The paste fill mix varies slightly according to its use, with different recipes for primary and secondary stopes and Bench and Mini Bench stopes. In general, paste fill for primary stopes contains 95% cycloned tailings and 5% cement. Those for secondary stopes contain 99% tailings and 1% cement. The paste mix contains around 80% solids and has a slump of 19 – 22 cm.

When filling stopes in the Corvo area of the mine, the paste is transported down a borehole, located in front of the paste plant, to an underground distribution point from where it is transferred to the stopes via 200 mm pipes. The paste is not pumped, but relies on gravity for transportation. When filling stopes in the Neves area, the paste is transported 1 km on surface to a distribution point directly above the Neves orebody via a new Geho positive displacement pump.

The advantages of paste fill are that it makes better use of tailings waste, has a better cement content/strength ratio, does not use imported sand and has no bleed water during placement.

24.1.3   Ore and Waste Handling System

Mined ore and development waste from the operations are transferred to primary crushers located on the 700 and 550 Levels using a combined system of LHD’s, orepasses, FEL’s and truck haulage. A loading pocket is located in the shaft just below the 700 Level. Crushed ore or waste is loaded into 15t skips and hoisted to surface. Ore and waste from the 550 Level crusher are delivered to the 700 Level via the TP12 inclined conveyor, prior to being hoisted.

A schematic drawing of the ore and waste handling system is shown in Figure 49.

24.1.3.1   Ore and Waste Haulage

There are two truck haulage levels in Neves Corvo on the 700 Level and 550 Level to supply the crushers located there. Internal orepasses feed ore and waste from the various production areas to drawpoints located on the haulage levels. Material is loaded from the drawpoints by Caterpillar 966 and Komatsu 470 FEL’s into 40 t Toro trucks for hauling to the crushers. Several dumping bays are also located on the haulage levels to provide extra storage capacity.

The system is flexible and well organized with all main haulages in good condition and well maintained. The main problem with the current system is low productivity and poor utilization of mobile equipment. This is largely the result of the shift system and the number of hours worked rather than any physical constraints.

The mobile plant is maintained in the underground workshops of which there are three situated on the 810, 700 and 590 Levels. The workshops are excellent facilities equipped with overhead cranes and all the required maintenance equipment.

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Figure 49 -Ore and Waste Handling System (Schematic)

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24.1.3.2   Crushing and Conveying

The mine has two underground primary crushers located at 700 Level and 550 Level which are fed ore and waste by the fleet of 40 t trucks.

The 700 Level crusher station is equipped with a Boliden Allis 1050 x 800 mm crusher of 600 t/hr capacity that currently crushes ore and waste from the Upper Corvo, Neves and Graça orebodies, and in the future will handle Zambujal and Corvo Southeast. The crusher feeds into four 1,500 t capacity storage bins ahead of the Santa Barbara shaft loading pocket.

The 550 Level crusher is equipped with a Svedala Arbra 1500 x 1200 mm Crusher of 400 t/hr capacity that crushes ore from the Lower Corvo orebody. The crusher feeds into two storage bins of 600 and 400 t capacity. Material is crushed to <250 mm and fed onto conveyor TP12 which is a 742 m long inclined conveyor on 25% gradient which delivers the crushed material to the 700 Level bins. The conveyor is suspended from the roof of a 4 x 4 m conveyor gallery. It runs at a speed of 3.2 m/s, and has an installed capacity of 400 t/hr. It is powered by two 225 kW motors.

24.1.3.3   Santa Barbara Shaft

The existing Santa Barbara Shaft is a modern hoisting facility which has been well maintained and is in good general condition. It comprises a 5 m diameter concrete lined circular shaft situated to the west of the main Corvo orebody, 600 m deep extending to the 700 Level. It is equipped with counterbalanced skips for rock hoisting and a small “Mary Anne” cage for man access.

Rock hoisting utilizes a conventional ground-mounted 2.4 MW double drum winder, hoisting opposed 15 t capacity bottom dump skips each travelling on four 38 mm rope guides. The hoisting speed is 12.5 m/s and the cycle time is 82 seconds.

24.1.4   Ventilation

The Neves Corvo mine ventilation network is extensive and complex, comprising six existing ventilation districts and two planned new districts.

The mine is ventilated by six main intake ventilation raises and five main exhaust raises. All exhaust raises are equipped with fans on surface. The shaft and main ramp also provides intake air between surface and the 700 Level.

Total installed fan capacity at the mine is 1,060 m3 /s. Utilized capacity is currently 880 m3 /s. The main ventilation in the mine is supplemented in development headings and stopes by auxiliary fans and flexible ducting (850-1,000 mm) that can be easily extended as and when required.

The primary fans are currently in the process of being fitted with variable speed controls, so the network will have the flexibility to adjust airflows to suit demand thereby becoming more energy efficient.

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24.2   Production and development schedules

Mine production has been scheduled for the ten year period commencing from 1 January 2007. The schedule is based on the mining reserves outlined in Section 17.16, using proprietary software Mine 2-4D to schedule the development and stoping sequentially and in detail. The modeling is based on the wireframe models of the reserves for the various ore bodies, as converted into Datamine format.

The schedule has been guided by the following general considerations:

•	To sustain 2 Mtpa of copper ore for as long as possible; and

•	To additionally mine 0.5 Mtpa of zinc ore, for which treatment capacity is currently limited to this rate.

This is forecast to provide 16.3 million tonnes of copper ore grading 4.5% Cu and 4.1 million tonnes of zinc ore grading 9.0% Zn.

24.3   Mining costs

24.3.1   Operating Costs

The operating cost estimates have been derived from the current and other historical cost information provided by the Somincor Accounts Department. Neves-Corvo is a large scale underground mine employing modern mining methods. As with all operations of this type, the main mining operational costs are labour, materials, maintenance and energy. Table 27 below summarizes the main mining costs.

Table 27 -Mine operating costs

Activity	Cost (million €)

Mine Production	24
Mine Services/ Backfill	13
Haulage, Crushing and Hoisting	8

24.3.2   Capital Costs

Capital expenditure in the mine for 2007 was €15 million associated with in mine development, €10 million associated with exploration and €6 million in sustaining capital.

24.4  G & A Infrastructure

24.4.1   Human Resources

The Human Resources Department numbers 32 staff with the Manager reporting directly to the Managing Director.

As of December 7th mine employs total 844 direct staff and further contract staff as required.

The majority of the mine labour has been recruited locally and generally lives in the nearby villages of Castro Verde, Almodovar and Aljustrel.

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Surface labour work an 8 hour shift with Plant personnel working a 7 day week continuous shift system while office and support staff works a standard 5 day week. Underground staff works a 7.5 hour shift for an effective 5.5 shift week. Saturday is a work day for approximately half of the labour.

24.4.2   Safety Department

The mine Safety Department has a staff of 5 including the Head of Safety, who reports to the Production Manager. The department has a proactive approach to the overall mine safety and this demonstrated capability has resulted in a significant drop in the Lost Time Accident Rate, presently some 0.5 per 200,000 hrs worked.

There appears to be a good awareness by employees of safe working practices and the recognition that each individual is responsible for his or her own safety. Major contributing factors to this high level of awareness are the visible commitment of managers, introduction of the SMAT system, supervisors and Safety Dept. representatives who encourage employees to conduct written risk assessments of every task and carry out post-incident investigations.

All accidents whether lost time or not are recorded and investigated and the appropriate action taken to prevent reoccurrence. These statistics are sent to the Portuguese Ministry of Economy and Ministry of Mine Services as part of the mines statutory reporting procedures.

The department maintains and constantly updates the Mine Safety Manual, Operating Procedures Manual and the Emergency Procedure Manual. All employees, on joining Somincor, receive the appropriate safety training for their particular area of work and sign to accept that they have received and understood the training provided.

A well equipped Mines Rescue Station is maintained on the mine site capable of servicing 2 teams. The mine has team members drawn from both surface and underground personnel. All on site fire fighting capability is handled from this facility.

The mine Hospital is staffed by 1 Doctor and 3 qualified nurses to cover the 3 shifts. In addition, a full time Occupational Health Doctor is resident for general medical care and statutory health checks on the mine workforce i.e. assessment of chronic medical conditions, annual health checks etc. Families of the workforce can also avail themselves of a general clinical service from the Hospital and are referred to the appropriate Private Medical Facility should it be necessary. All mine staff are provided with Medical Health Insurance by Somincor.

24.4.3   Maintenance Departments

The underground maintenance department comprises a total of 137 Somincor employees and a further 82 contract staff.

The mine has a conventional 8 bay surface mobile plant workshop capable of undertaking regular vehicle maintenance inspections through to major rebuilds. There are 3 underground workshops situated at the 810 m, 700 m and 590 m levels for the mine mobile and fixed plant.

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The surface workshops include a fabrication shop, tire bays, small vehicle workshop for pick-ups (run by contract staff), hydraulic shop, drill bit sharpening. All hydraulic rock drills are maintained by a separate contractor working from premises on site provided by Somincor.

The department has a Planned Maintenance Section with 16 staff monitoring all equipment and report on a daily basis to the Manager. All mobile equipment have daily lubrication and filter checks at which machine hours are logged; this procedure normally occurs at the start of a shift and is done in a flexible manner such that the needs of the production departments are recognized. All underground mobile plant is parked at one of the workshops at shift end and checks are then undertaken before they are released for the next shift.

24.4.4   Power Supply

The mine is connected to the national grid by a single 150 kV, 50 MVA rated, overhead power line 22.5 km long. At the mine site the power line terminates at a transformer and switch yard where a 150 kV/15 kV substation, equipped with 2 off 22 MVA transformers, is installed to provide 100% standby transformer capacity.

A switchgear house containing the 15 kV site distribution board is located adjacent to the switch yard. Power distribution is at 15 kV to other distribution boards at major load centers. The total installed capacity is approximately 25 MVA. The mine operates a power management system to ensure peak loads do not exceed levels stipulated in their supply agreement. In addition, the mine maintains standby diesel generating capacity of 3.7 MW.

The production departments account for some 90% of the total power consumed on the property with average monthly figures of 3.1 MW hrs and 5.8 MW hrs for the mine and mill respectively.

24.4.5   Water supply

Process and fresh water is supplied from a number of sources.

Fresh water is supplied from the Santa Clara reservoir, a distance of 40 km from the mine, via a 400 mm pipeline to a reservoir close to the mine site with 30 days capacity. This source has the capacity to supply up to 600 m3 /hr.

Mine total water requirement is estimated at 350 m3 /hr. The mine uses 100% recycled water and there is an increasing use of recycled water in the plant areas. Currently the mill uses ±75% recycled water.

In 2001, the mine commissioned a dedicated tailings supernatant water treatment plant (nano filtration plant, see Section 24.5.4), with quoted capacity of 150 m3 /hr, at a capital cost of €4.3 M. The plant allows for better control of the tailings management facility water levels and reduces the need for fresh water make up from the Santa Clara reservoir, albeit at a higher cost.

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24.5   Environment

24.5.1   Introduction

Environmental aspects at Neves-Corvo have been examined by WAI and other external consultants on a number of occasions, the most recent being in May 2007. This section has been compiled from these previous visits, to give an up-to-date assessment of the environmental performance and potential liabilities of the operation.

24.5.2   Key Environmental Issues

Technically, the key environmental issues for the mine are summarized as follows:

•
The orebody has a high pyrite (iron sulphide) content, so waste rock and tailings have the potential to oxidize and produce acid, i.e. they have a high acid production (Acid Rock Drainage, ARD) potential. This potential has been provided for in the design and operation of the mine and has not been a problem to the environment thus far. However, continued vigilance is required and ARD is potentially a long term liability.

•	The Oeiras river course flows seasonally for approximately three months and passes close to the mine, separating it from the TMF. Tailings delivery and return water pipelines have to cross the river.

•	The groundwater is a significant aquifer and connects to local water supplies and the Oeiras river.

•	Dispersal of dust and noise, together with visual impact are secondary, albeit still important, issues. However, these are well contained for the most part and are not considered contentious problems.

Dispersal of dust and noise, together with visual impact are secondary, albeit still important, issues. However, these are well contained for the most part and are not considered contentious problems.

24.5.3   Environmental Management & Reporting

24.5.3.1   Organization & Staffing

The Environmental function has a dedicated Environmental Manager, together with a separate manager for the Tailings Management Facility (TMF) and water management.

24.5.3.2   Environmental Management System

Somincor has adopted the essential principles of an EMS and many of the requirements of ISO14000 have been put in place, or are normal practice, such as:

•	An Environmental Policy.

•	A competent team of qualified staff.

•	A register of environmental compliance requirements and licenses/permits.

•	Clearly identified environmental releases, effects and impacts.

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•	An extensive environmental monitoring program.

•	Reporting procedures to other Divisional Managers and the Board and authorities on compliance and actions required.

•	Operational procedures for activities having environmental.

•	Environmental emergency response procedures.

•	Regular internal and external environmental audits. 24.5.3.3 Reporting & Audit

Internal audits and reports are prepared as follows:

•	Each Department of the mine is audited by the Environment Department 6-monthly, and a report presented to the Departmental Head including compliance and advice on recommendations for improvements.

•	The database of environmental records is compiled and available live to the senior management via the company computer network.

•	An annual environmental report for the whole company is prepared each year.

•	Monitoring and compliance data is sent to the regional environmental authorities (CCDR).

•	An annual report of all environmental monitoring and compliance data is prepared for the mining authorities.

•	An annual report of all waste residues produced, their transport and deposit or recycling, is prepared for the Environment Agency (APA) for statistical purposes.

•	In addition, reports on environmental monitoring are now required every two years under Integrated Pollution Prevention and Control (IPPC) regulations.

External audits are carried out as follows:

•
An independent geotechnical audit of the Cerro do Lobo tailings dam, stream diversion dams, contaminated runoff dams and pollution retention/control dams is undertaken each year, by Mr. M Cambridge, Cantab Consulting, of the UK. An annual inspection report is prepared, giving details of the condition and status of the structures and recommendations.

•
An independent environmental audit of the company’s activities is undertaken each year by Professor M Johnson and Dr R Leah of the University of Liverpool, UK. Inspection visits are made once per year and cover the full range of environmental management, monitoring and compliance issues.

24.5.3.4   Emergency Response Planning

A general Emergency Plan was published by Somincor in c.1995. This covers mine rescue and general incident control, communications and responsibilities.

Attached to this general Emergency Plan are a series of specific Emergency Plans, covering (amongst other incidents) an incident on the Cerro do Lobo tailings dam or industrial water dam, spillage of concentrate or sand during transport by road or rail, bursting of the reject tailings line or water re-circulation line from Cerro do Lobo, an incident during handling or transport of chemical products, and fire in surface installations.

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24.5.4   Water Management

24.5.4.1   Mine Water Balance

A schematic diagram of the overall water balance is shown in Figure 50.

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Figure 50 -Mine water balance (Somincor)

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There are a number of water treatment facilities which secure a high water recycling ability and effluent treatment before discharge into the Oerias River. These are described below:

•
ETAM – for treating mine water, which consists of an open, S-shaped lagoon, for removal of sediment, aeration and pH control (CO2 injection to lower the alkalinity). Discharge is direct to the Oeiras River.

•	ETAP – water purification for production of potable water for the mine, from the Santa Clara reservoir.

•	ETAR – conventional water treatment works for mine facilities drainage.

•	Nano-filtration plant found at the Cerro do Lobo Tailings Management Facility (TMF), constructed in 2001 to treat tailings water to a high standard. This plant was required for three reasons:

a)	Water management - to treat excess water accumulating on the TMF prior to discharge;

b)	To substitute fresh water from the Santa Clara reservoir; the cost of which is escalating and availability is not guaranteed; and

c)	As a treatment facility for dam seepage water after closure of the TMF (this would require a life of 75 years or more for the facility using current tailings technology).

The Nano-filtration plant consists of three sequential filtration stages: sand filters, micro-filtration and reverse osmosis. Water used for back-flushing the filters is discharged back to the TMF. The plant has a capacity of 150 m3 /hour of treated water and is currently running intermittently at 90 to 120 m3 /hr.

24.5.4.2   Surface Water

The Oeiras River passes adjacent to the mine; this flows east into the Rio Guadiana, approximately 16 km downstream, and thence south, forming the border between Portugal and Spain. This river catchment is vulnerable to pollution from the mine. Environmental mitigation measures are in place and are discussed in the following sections.

24.5.4.3   Mine Site Surface

The mine site has a high level of catchment management and isolation of potential pollution sources, which include:

•	Ore and concentrate containing heavy metals; located in stockpile areas or spread around the site area by spillage and wind blow.

•	Rock materials, both waste and rock used in constructing embankments, etc. containing oxidizing pyrites, producing acid and iron compounds.

•	Fuel, oils, reagents and chemicals in storage areas.

•	Waste oils and contaminated water from maintenance and washing areas.

As with most mine sites, rainfall runoff will potentially be contaminated with suspended solids and dissolved pollutants, including acid, which if uncontrolled would severely contaminate the river.

May 2008	97	COPPER ZINC NICKEL SILVER

Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

Prevention of pollution is achieved very well at the mine site, by strict catchment control and interception of all site drainage into a series of pollution prevention dams. All contaminated waters and sediments are pumped to the TMF. Nevertheless, occasional problems have occurred with uncontrolled runoff, particularly from the acid generating waste rock stockpiles. A high level of vigilance and strict environmental management is therefore required at this site.

24.5.4.4   Cerro Do Lobo Tailings Management Facility (TMF)

The TMF lies within a much larger catchment area. Water from the upstream areas of the catchment is prevented from entering the TMF by a series of catchment dams. These divert clean water around the dam to the river.

All tailings discharge is treated with lime, to counter potential acidity from oxidation of pyrite, and to assist precipitation of dissolved metals. Except for emergency discharge (via a siphon, a dam spillway, or via the ETAM water treatment plant) no surface water is discharged from the TMF. The facility itself is contained by low permeability liners. Seepage water and water draining from the embankments is intercepted by a series of wells and pumped back into the TMF.

The pipelines for delivery of tailings to the dam and return water from the dam cross the Oeiras River. A series of interception dams are constructed along the tailings pipeline, designed to contain up to 8 hours tailings discharge. The gantry carrying the pipelines across the River has a ‘catch tray’ beneath. These measures should prevent any accidental release of tailings reaching the river.

24.5.4.5   Water Quality

High sulphates due to oxidation of pyrite in the underground strata, tailings solids and waste rock are a potential threat to surface water systems through causing highly acidic conditions. The mine water is alkaline as a result of the cement used in hydraulic backfill; the tailings are lime dosed to maintain alkalinity and reduce the soluble metals.

24.5.4.6   Groundwater

The pumping of water from the mine is depressing the water table over a significant area around the mine. It is understood that water supply wells around the mine have dried up as the mine workings deepen; alternative supplies of water have been provided as appropriate.

Any pollution of groundwater from the mine will report to the mine sump and be pumped to the water treatment plant (ETAM). This water is highly alkaline, due to the cement used in the hydraulic backfill, and contains sulphates (from oxidation of sulphides), ammonia and nitrate from blasting. Other contaminants are elevated but do not constitute a significant environmental hazard.

When mine pumping ceases upon mine closure, the groundwater will rebound to its natural level. Initially this will flush or leach any residual dissolved metals, acid or alkalis from within the mine workings. The natural groundwater flow will be towards the Oeiras River, however no information on the extent or impacts of a post-closure plume is available at present.

May 2008	98	COPPER ZINC NICKEL SILVER

Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

Shallow wells located around the TMF, near the dam toes, collect and return seepage water from the dam structures. There is no interference with the natural groundwater levels on the Cerro do Lobo (i.e. south) side of the river, apart from monitoring wells.

24.5.5   Tailings Management

24.5.5.1   TMF Introduction

The Cerro do Lobo Tailings Management Facility (TMF), also referred to as Barragem de Cerro do Lobo or BCL, comprises a single ‘side-hill’ impoundment formed, in its early stages, by damming streams (tributaries to the Oeiras River) and local depressions in the topography. One main embankment dam and three smaller saddle dams (MD, ME1 and ME2) were constructed initially in 1988 to create the impoundment. Subsequently, there have been three embankment raises, the latest (Phase 4, to the 255m above datum level) was constructed in 2004. The TMF currently includes five upstream catchment dams (D1 – D5) connected by a diversion ditch, and an emergency spillway.

The TMF design and construction supervision is undertaken by Portuguese engineering consultants, Hidroprojecto. In addition, they perform regular inspections of the dam and also prepared the environmental impact assessment for the 4th phase of the dam raise in 2003. Design audits and annual inspections of the dam structures have been carried out by Knight Piesold of the UK (in 2003 Cantab Consulting of the UK took over the inspection, though the same professional consultant continues to be involved).

The embankment dams are water-retaining structures that comprise rockfill and mine waste shells, a combined clay core and HDPE lining system, and internal filters. The height of the initial embankment for the main dam structure was at most about 30 m; the first and second raises were 4 m in height, and the third raise is 3 m in height. The upstream and downstream shell slopes are formed at around 30° from the horizontal.

The main points to note are the downstream construction methods used to raise the TMF and the change in the lining system from a vertical clay core, used in the first stage, to a sloping HDPE membrane in subsequent stages. Stability is maintained by the use of closely compacted rockfill for density and strength to support the lining system. The filters are essential to control pore pressures and maintain stability of the downstream shell.

The TMF footprint is underlain mainly by weathered rock with colluvium or alluvium possibly left in situ locally. The impoundment area was stripped of vegetation but no ground preparation was carried out or lining system installed.

The construction reports are clear and detailed. Quality control issues are discussed openly and there is no reason to suspect inadequate construction has occurred in areas unavailable for inspection. There are no records of significant changes to the design being made during construction, but remedial measures have been implemented at the time of dam raises to rectify problems or concerns encountered during operation.

The main concerns are related to the use of pyrite-bearing rockfill and mine waste rock in earlier phases of embankment construction. The consequences of using these materials are that coarse rock fragments are degrading and generating acid drainage, which could potentially reduce the strength of the embankment materials and clog up the internal filters. Investigations carried out by Somincor show that the materials remain within the required specification.

May 2008	99	COPPER ZINC NICKEL SILVER

Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

The third dam raise has been designed to remedy the acid drainage problems by utilizing pyrite-free rockfill materials for the downstream raise. The pyrite-free rockfill is separated from the existing rockfill by a filter so that any acid drainage through the downstream embankment can be intercepted and directed to the drainage control system.

24.5.5.2   TMF operations and general management

Tailings from both the copper and zinc plants are cyclone. The coarser fraction being used for paste fill underground. The finer fraction is disposed of in the TMF. To date, tailings are delivered to the facility via pipeline as a suspension, with a pulp density of approximately 35%.

The total capacity volume of the TMF is 17 Mm3 (accounting for 1 m surface water freeboard and the 0.7 m spillway buffer zone), equating to 34 Mt of tailings. It was reported in May 2007, some 22 Mt of tailings had been deposited, with a total estimated volume of 12.5 Mm3. The tailings disposed of is mainly <100 µm in size, d80 being of the order of 30 µm to 40 µm. According to bathymetric surveys and deposition records, the average dry density of tailings achieved is 1.65 t/m3.

Water is decanted from the TMF by a floating pipeline and pump. A large buffer/holding tank is located on high ground adjacent to the tailings area, from which tailings water flows back by pipeline to the mine for re-use.

Until the nano-filtration plant was commissioned in 2001, there had been a progressive accumulation of water on the tailings dam, leading to a reduction of freeboard. It is understood that the nano-filtration plant enables a much greater amount of water to be recycled and has improved the water management.

24.5.5.3   Capacity and Future Development

A comprehensive study undertaken in 2000 by Somincor concluded that in order to meet the storage capacity requirements of an extended mine-life the crest level of the TMF would require three lifts to accommodate all the tailings sent to the dam. The cost was considered to be prohibitive, notwithstanding the difficulties in obtaining additional land and the necessary environmental permitting. As an alternative to further dam raises it was concluded that future mine development should aim to operate within the current crest level, involving the use of paste tailings disposal in order to have sufficient capacity within the bounds of the current TMF.

In recent years paste tailings technology has improved and is implemented in several mining operations around the world. Paste has a very low permeability (approximately 10-8 m/s) and therefore has the potential to inhibit water ingress, minimize potential oxygen infiltration and therefore mitigates the potential for ARD through the oxidation of reactive sulphides.

The cost estimates for the expansion and closure of the TMF indicate the operating and closure costs of paste are favourable in comparison with alternatives that have been investigated by Somincor.

May 2008	100	COPPER ZINC NICKEL SILVER

Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

24.5.5.4   Closure

The Golder Associate Feasibility Study (2007) concluded that paste should be applied using a cell-by-cell approach (14 cells in total); whereby berms (interior TMF walls) are constructed from the waste rock stockpile material (producing cell walls); using the highest pyrite content material. This would remove some stockpile rock and eventually encapsulate their sulphides, retarding ARD production. Paste would be pumped into each cell progressively; enabling the instigation of the TMF rehabilitation during the working life of the mine.

The paste would displace the water into the remainder of the TMF, reducing the storage capacity which will be balanced by a proposed new water dam. On completion of each individual cell, a cover system will be used. The cover system options continue to be under review and field trials are currently being undertaken at Neves-Corvo to date.

24.5.6   Waste Rock Management

At present the waste rock is stockpiled on the surface of the mine site in two separate dumps, a high sulphide dump and a low sulphide dump (Escombreira 1). There are also some stocks of low-grade (0.4%-1.8%) copper ore, which is blended with higher grade material in the processing plant.

The most highly sulphidic waste material remains, where possible, underground and is utilized for stope backfilling in conjunction with the hydraulic and paste backfill.

The current stockpile is approximately 2 Mm3 of waste rock from mine development. Future waste production is predicted to be approximately 400,000 - 800,000 m3. With the addition of the newly permitted space of Escombreira 2, the permitted available space is 2.4 Mm3. However, on closure of the mine the permit states that stockpile material must be removed.

With the proposed paste tailings cells and capping for the TMF, it is anticipated that the waste rock stockpiles will be utilized for this purpose and that in the long term will not require reclamation.

24.5.7   Monitoring & Compliance

24.5.7.1   Environmental Monitoring

Somincor staff advises that environmental monitoring comprises the regime detailed in Table 28.

Table 28 -Environmental Monitoring Areas

Monitoring Area		No.	Frequency

Surface water	Control points in Oeiras River	5	Daily
	Bio-monitoring vegetation) of Oeiras River (macro-invertebrates & yearly	5	1 – 2
	ETAM (mine water) discharge	1	Daily
	Tailings water	1	Daily
	Catchment/pollution control dams	4	Weekly
Groundwater	Piezometers around dam	25	Quarterly
	Groundwater boreholes upstream & downstream of dam	7	Quarterly
Air quality	Gases (SO2, NOx)	1	Daily
	Dust deposition & TSS	?	Weekly
Noise	Habited locations	6	Monthly
Soils	Surrounding land	32	3-yearly
	Along route of railway	21	3-yearly

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Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

Analysis of environmental samples is undertaken both by the mine laboratory and by contract laboratories. In the past, analysis by the mine laboratory was taking too long for the results to have any useful purpose. Regular monitoring is undertaken by Somincor staff, whilst infrequent ‘campaign’ monitoring is undertaken by specialist consultants.

This monitoring regime appears to be comprehensive and in accordance with best practice. A comprehensive database of long-term environmental monitoring, and the impacts of the mine, has been built up over the years, which is of great value.

24.5.7.2   Impact of the Mine and Compliance with Statutory Limits

The mine has a good record of compliance with environmental standards. There are no major issues or problems that are being investigated or otherwise pursued by the environmental authorities, with whom the Somincor has a good relationship. Annual external environmental reports provide recommendations for actions in areas where improvements can be made.

24.5.7.3   Groundwater beneath the Tailings

Monitoring of groundwater both upstream and downstream of the tailings facility reveals that there is a contaminated plume dispersing downstream. There are apparently no immediate threats from this, but the long term implications of continued seepage from the tailings are not fully modeled.

24.5.7.4   Permits & Licenses

The following is a list of permits and licenses were briefly noted in discussion with Somincor staff:

1.	Operation of the mine, including environmental requirements – a permit for 50 years was issued by the Ministry of Industry & Energy in 1994.

2.	Water retention structures (catchment and pollution control dams) – 5 year licenses for each were issued in 2003.

3.	Tailings facility – this requires licensing as both a water retention dam and a waste disposal facility; the new raise was permitted for both in January 2003, together with the construction permit.

4.	Storage of fuel and oils – license issued in 1997, valid indefinitely subject to a new license if there are any changes.

5.	Explosive production – 3 year permits are issued by the police.

6.	One discharge point to the Oeiras River is licensed for treated mine water. A temporary license was in force for disposal of tailings water, but this has lapsed.

7.	A water license for supply of water from the Santa Clara reservoir has been in force since 1991.

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8.	Waste rock dumps – initially these were not licensed, being considered as temporary structures; however a license was applied for in March 2002 (Institute of Geology & Mining, Ministry of Economics).

9.	Integrated Pollution Prevention & Control (PCIP) – the full requirements (and thus license) under this new legislation (implementation of the EU IPPC Directive) came into force in 2007.

Copies of most of the current licenses and permits are given in the annual Environmental Reports of Somincor.

24.5.8   Mine Closure and Reclamation

24.5.8.1   Mine Closure Studies and Proposals

Current permitting for the mine requires the preparation of updated mine closure plans on a 5 year cycle.

A new comprehensive and updated Mine Closure Plan is being prepared, reflecting the proposed changes in the TMF and Life of Mine Plan, and updating the cost projections.

24.5.8.2   Closure Costs and Funding

The estimated physical closure costs are as follows:

€M
Cerro do Lobo tailings facility	42.226
Mine site	13.917
Setubal Port	1.678

Total	57.821

To which should be added:

€M
Waste rock dumps*	2.496
Sand quarry	3.192

Total	5.688

* based on KP 2001 report, 3.12Mm3 @ €0.80

Making a total estimated closure cost liability of €63.5M. For Canadian GAAP purposes $70.5 million has been recorded as site restoration costs in the Lundin Mining Corp consolidated balance sheet.

The technical mine closure fund had accumulated €12M to 2002 and a provision of €18,833,246 is reported as at end of 2006. This equates to an accumulation in the fund of €1.7M per year.

In addition to the technical closure costs, social closure costs should are allowed for. In 1995 a social closure study considered various means of mitigating the socio-economic impacts of the mine. The social closure costs are currently estimated as €5.4 M, based solely on the redundancy commitments

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to the anticipated number of workers and a mine life to 2029. The social closure fund was reported as €3,659,023 as of the end of 2006.

24.6   Financial Analysis

The operating cost estimates used by Somincor in the LOM Plan have been derived from historical costs collected by the Accounts Department and then, where necessary, factored by the technical department to reflect the changes in the mining program.

24.6.1   Mining Operating Costs

The Mining operating costs are detailed in Section 24.3.

24.6.2   Plant Operating Costs

The Process Plants operating costs are detailed in Section 16.7.

24.6.3   Total Mine Operating Costs

Historical costs from 1997 to 2006 are shown in Table 29.

Table 29 -Operating and capital costs actual and estimated 1997-2006

Parameter	Unit	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Milled	Mt	1.757	2.176	2.07	1.515	1.784	1.739	1.70	1.90	2.04	2.09
Operating Costs	WM	63.85	70.33	65.2	62.4	65.7	58.42	57.56	66.05	70.99	82.49
Unit Costs	W/t	36.34	32.32	31.49	41.19	36.82	33.59	33.90	34.7	34.8	39.2
Capital Costs	WM	15.7	14.5	14.0	15.0	20.6	14.0	14.49	19.90	22.80	35.67

24.7   Somincor 10 Year Plan

The 10 Year Plan used in this report assumes that mine production comes from both the copper and zinc orebodies at an annual rate of up to 2.4 Mtpa treated in two process plants.

24.7.1   Future Production Estimates

Somincor has drawn up a detailed stoping and development schedule. The schedule has been guided by the following general considerations:

•	To sustain 2 Mtpa of copper ore for as long as possible; and

•	To additionally mine 0.5 Mtpa of zinc ore, for which treatment capacity is currently limited to this rate.

This is forecast to provide 16.3 million tonnes of copper ore grading 4.5% Cu and 4.1 million tonnes of zinc ore grading 9.0% Zn.

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24.7.2   Copper Plant Issues

The Somincor 10 Year Plan has used a copper recovery figure of between 86.1% and 88.7% compared to the 86.2% recovery figure achieved by the plant since 1997.

24.7.3   Somincor Operating Cost

Operating costs are projected to be approximately €40/t.

24.7.4   Somincor Capital Cost Estimates

Somincor has prepared a detailed estimate for annual capital commitments. Typical annual expenditure includes €15 million associated with in mine development, €10 million associated with exploration and €6 million in sustaining capital.

24.7.5   Somincor 10 Year 2.4 Mtpa Copper/Zinc Ore, Base Case Financial Model

WAI has prepared an Excel LOM financial model for the Neves Corvo Mine based on data obtained during the due diligence period. The model examines the period 2007 to 2016 inclusive.

WAI has examined the main technical inputs relevant to the model, namely; copper and zinc reserve/resource statements, mine production rate, development requirements, metallurgical recoveries, operating costs, capital expenditures, etc, and has concluded that the parameters used in the calculation of the cashflow assumptions are reasonable.

WAI has used the metal prices shown in Table 30. Net Smelter Returns assume that a Price Participation clause will be in force.

Table 30 -Metal Prices and Exchange Rate Used by WAI

		2008 to 2011	2012 to 2016

Copper	US cents/lb	200	140
Zinc	US cents/lb	100	70
Lead	US cents/lb	33	30
Silver	US cents/oz	950	850
Exchange Rate	$US /Euro	1.20	1.10

The following points describe the royalty, taxation, capital and closure cost assumptions:

•	The Royalty is calculated as the greater of 10% of the Gross Operating Profit or 0.73% of the Net Revenue (NSR).

•	IRC Tax has been deducted at 25% of the taxable profit (Gross Operating Profit less depreciation and royalty) and Derrama Tax as 1.5% of the taxable profit.

•	The Capital costs include a 15% contingency on all expenditures incurred from 2008 onwards.

•	Closure provision accumulates at the rate of approximately €0.55/t ore mined for a total fund at the end of 10 years of €10.4M excluding the existing fund (€18M) built up by Somincor in preceding years.

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The model was prepared on an all equity basis. The base case Net Present Value (NPV) at discount rates of 0% – 10% ranges from €790 million to €620 million respectively.

Due to significant changes in exchange rates since WAI’s modeling, a new financial model including updated parameters and the 2007 yearend resource and reserve figures is currently being prepared.

24.7.5.1   Sensitivity Analysis

WAI has performed a simplistic sensitivity analysis on the Somincor project model presented in their 2.4 Mtpa copper production schedule. Table 31 shows the likely impact on NPV using a zero percent discount rate at a range of base copper metal price, exchange rate, capital and operating costs of ±10%. These projections should only be regarded as indicative.

Table 31 -NPV Sensitivity Analysis

Input Parameter	Impact $US M

Base Case Copper, –10%,	-178
Base Case Copper, +10%	186
Exchange Rate, -10% on €	85
Exchange rate, +10% on €	-85
Capital Costs, -10%	18
Capital Costs, +10%	-18
Operating Costs, -10%	71
Operating Costs, +10%	-71

The sensitivity analysis shows that the project is most sensitive to the copper price and least sensitive to the capital costs. All scenarios result in a substantial NPV.

Appendix A –Resource and Reserve tables by orebody

Neves-Corvo copper resources

Orebody	Category	Ktonnes	Cu %	Pb %	Zn %	Ag ppm

	Measured	8,693	6.83	0.21	0.63	37
Corvo	Indicated	136	6.23	0.21	1.39	42
	Mea + Ind	8,829	6.82	0.21	0.64	37
	Inferred	890	4.52	0.13	0.49	33

	Measured	154	5.95	0.26	2.10	49
Graca	Indicated	11	6.32	0.47	2.06	79
	Mea + Ind	165	5.98	0.27	2.09	52
	Inferred	35	5.01	0.30	1.54	50

	Measured	793	4.16	0.41	0.16	100
Lombador	Indicated	58	3.31	0.57	0.17	89
	Mea + Ind	851	4.10	0.42	0.16	100
	Inferred	1,329	2.19	0.20	0.55	28

	Measured	7,320	3.23	0.32	1.04	56
Neves	Indicated	597	3.79	0.38	1.29	68
	Mea + Ind	7,917	3.27	0.32	1.06	57
	Inferred	656	4.06	0.37	1.49	64

	Measured	2,279	5.11	0.21	2.05	37
Zambujal	Indicated	396	3.54	0.19	1.23	30
	Mea + Ind	2,675	4.88	0.21	1.93	36
	Inferred	428	3.44	0.16	1.24	30

Neves-Corvo zinc resources

Orebody	Category	Ktonnes	Zn %	Pb %	Cu %	Ag ppm

	Measured	8,471	7.83	1.47	0.35	78
Corvo	Indicated	19	4.87	0.64	0.38	62
	Mea + Ind	8,490	7.78	1.46	0.35	77
	Inferred	79	5.86	0.82	0.84	46

	Measured	2,886	7.11	0.76	0.46	70
Graca	Indicated	20	7.41	0.92	0.44	70
	Mea + Ind	2,906	7.13	0.77	0.46	70
	Inferred	255	5.31	0.66	0.37	68

	Measured	20	6.09	1.05	0.57	56
Lombador	Indicated	17,259	7.45	1.88	0.43	67
	Mea + Ind	17,279	7.45	1.88	0.43	67
	Inferred	19,586	4.60	1.36	0.44	53

	Measured	22,304	4.90	1.04	0.55	63
Neves	Indicated	453	5.22	1.53	0.52	73
	Mea + Ind	22,757	4.91	1.05	0.55	63
	Inferred	347	4.48	1.55	0.61	68

	Measured	4,976	4.46	1.00	0.39	43
Zambujal	Indicated	103	4.66	0.98	0.38	47
	Mea + Ind	5,079	4.46	1.00	0.39	43
	Inferred	189	4.75	1.21	0.38	64

Neves-Corvo copper reserves

Orebody	Category	Ktonnes	Cu %	Pb %	Zn %	Ag ppm

	Proven	9,361	5.30	0.20	0.50	27
Corvo	Probable	3	2.80	0.00	0.20	18
	Prov + Prob	9,364	5.30	0.20	0.50	27

	Proven	103	4.03	0.38	1.43	44
Graca	Probable
	Prov + Prob	103	4.03	0.38	1.43	44

	Proven	272	3.10	0.40	0.10	106
Lombador	Probable	407	2.90	0.40	0.10	69
	Prov + Prob	679	2.98	0.40	0.10	84

	Proven	5,061	2.75	0.32	1.08	46
Neves	Probable	53	2.49	0.40	0.51	45
	Prov + Prob	5,114	2.75	0.32	1.07	46

	Proven	2,386	4.50	0.20	2.00	34
Zambujal	Probable	68	2.30	0.10	0.20	10
	Prov + Prob	2,454	4.44	0.20	1.95	33

	Proven	17,184	4.40	0.24	0.88	35
Total	Probable	530	2.78	0.36	0.15	59
	Prov + Prob	17,714	4.35	0.24	0.86	36

Neves-Corvo zinc reserves

Orebody	Category	Ktonnes	Zn %	Pb %	Cu %	Ag ppm

	Proven	6,232	7.50	1.40	0.30	73
Corvo	Probable	0	0.00	0.00	0.00	0
	Prov + Prob	6,232	7.50	1.40	0.30	73

	Proven	2,232	6.60	0.70	0.40	69
Graca	Probable	0	0.00	0.00	0.00	0
	Prov + Prob	2,232	6.60	0.70	0.40	69

	Proven	44	7.15	1.64	0.39	57
Lombador	Probable	14,298	7.33	1.90	0.40	66
	Prov + Prob	14,342	7.33	1.90	0.40	66

	Proven	8,852	5.19	1.21	0.50	63
Neves	Probable	141	6.30	2.30	0.40	90
	Prov + Prob	8,992	5.20	1.22	0.50	63

	Proven	1,713	5.10	1.20	0.30	46
Zambujal	Probable	0	0.00	0.00	0.00	0
	Prov + Prob	1,713	5.10	1.20	0.30	46

	Proven	19,072	6.10	1.21	0.40	65
Total	Probable	14,439	7.32	1.90	0.40	66
	Prov + Prob	33,511	6.63	1.51	0.40	66

Appendix B –Variography

Corvo variography, MC domain

Element	Direction	Orientation	Rotation_ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	-20–>060	60			12.5		38.5		55
Cu	2	00–>330	-20	0.16	0.31	15	0.21	53	0.32	60
	3	-70–>240	-180			7		13		17

	1	-20–>060	60			5		12		59
Zn	2	00–>150	-20	0.20	0.25	5	0.15	14	0.4	32
	3	-70–>240	-180			4		5		30

	1	-20–>060	60			4.5		23		85
Fe	2	00–>330	-20	0.18	0.25	7	0.27	25	0.30	93
	3	-70–>240	-180			2.5		10		15

	1	-20–>060	60			4		8		26
Ag	2	00–>150	-20	0.23	0.18	6	0.34	8	0.25	15
	3	-70–>240	-180			2		9		10

Corvo variography, MZ domain

Element	Direction	Orientation	Rotation_ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	-20–>060	60			12.5		38.5		55
Cu	2	00–>330	-20	0.16	0.31	15	0.21	53	0.32	60
	3	-70–>240	-180			7		13		17

	1	-20–>060	60			15		27.5		90
Zn	2	00–>150	-20	0.15	0.26	9	0.28	16	0.31	60
	3	-70–>240	-180			4		9		30

	1	-20–>060	60			5.5		17		39
Fe	2	00–>150	-20	0.10	0.32	3	0.25	12	0.33	39
	3	-70–>240	-180			5		28		29

	1	-20–>060	60			4		8		26
Ag	2	00–>150	-20	0.23	0.18	6	0.34	8	0.25	15
	3	-70–>240	-180			2		9		10

Graca variography, MC domain

Element	Direction	Orientation	Rotation_ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	-10–>240	240			8		35		35
Cu	2	00–>330	-10	0.17	0.26	10	0.18	30	0.39	30
	3	80–>240	0			10		21		33

	1	-10–>240	240			5		23		85
Zn	2	00–>150	-10	0.20	0.38	2	0.23	25.5	0.19	44.5
	3	80–>240	0			5		28		32

	1	-10–>240	240			6		26		120
Fe	2	00–>330	-10	0.19	0.29	6	0.17	22	0.35	60
	3	80–>240	0			8		15		30

	1	-10–>240	240			3		18		20
Ag	2	00–>330	-10	0.11	0.30	6	0.29	15	0.30	20
	3	80–>240	0			9		19		20

Graca variography, MZ domain
Element	Direction	Orientation	Rotation_ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	-10–>240	240			12		22		49.5
Cu	2	00–>330	-10	0.17	0.26	4	0.18	17	0.39	34
	3	80–>240	0			5		27		34

	1	-10–>240	240			7		12		50
Zn	2	00–>150	-10	0.17	0.25	5	0.21	20	0.37	25
	3	80–>240	0			4		5		15

	1	-10–>240	240			4		13		40
Fe	2	00–>150	-10	0.15	0.25	16	0.27	64	0.33	69
	3	80–>240	0			4		30		30

	1	-10–>240	240			26		53		80
Ag	2	00–>330	-10	0.18	0.22	35	0.32	50	0.28	60.5
	3	80–>240	0			10		15		20

Lombador variography, MC domain

Element	Direction	Orientation	Rotation_ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	30–>030	30			12.5		38.5		55
Cu	2	00–>300	-30	0.16	0.31	15	0.21	53	0.32	60
	3	60–>210	180			7		13		17

	1	30–>030	30			5		12		59
Zn	2	00–>300	-30	0.20	0.25	5	0.15	14	0.4	32
	3	60–>210	180			4		5		30

	1	30–>030	30			30		65		100
Fe	2	00–>300	-30	0.10	0.28	50	0.33	60	0.29	85
	3	60–>210	180			10		25		30

	1	30–>030	30			14.5		26		49
Ag	2	00–>300	-30	0.10	0.22	15	0.40	25	0.28	35
	3	60–>210	180			5		10		15

Lombador variography, MZ domain

Element	Direction	Orientation	Rotation_ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	-35–>030	30			12.5		38.5		55
Cu	2	00–>300	-35	0.16	0.31	15	0.21	53	0.32	60
	3	-55–>210	-180			7		13		17

	1	-35–>030	30			29		87		105
Zn	2	00–>300	-35	0.14	0.26	30	0.21	58	0.39	75
	3	-55–>210	-180			5		8		20

	1	-35–>030	30			22.5		56.5		115
Fe	2	00–>300	-35	0.09	0.21	20	0.32	83	0.38	91
	3	-55 >210	-180			3		20		40

	1	-35–>030	30			12		25		40
Ag	2	00–>300	-35	0.17	0.21	12	0.27	25	0.35	40
	3	-55–>210	-180			8		17		20

Neves variography, MC domain
Element	Direction	Orientation	Rotation ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	-10–>060	60			5		14		35
Cu	2	00–>330	-10	0.10	0.43	3.5	0.37	14	0.10	35
	3	-80–>240	-180			3.5		12		25

	1	-10–>060	60			5		23		85
Zn	2	00–>330	-10	0.10	0.37	6.5	0.25	30.5	0.28	105
	3	-80–>240	-180			3		16		18

	1	-10–>060	60			3.5		15.5		78
Fe	2	00–>330	-10	0.04	0.24	5.5	0.41	16.5	0.31	40
	3	-80–>240	-180			4		21		21

	1	-10–>060	60			6.5		10		20
Ag	2	00–>330	-10	0.16	0.27	25	0.24	35	0.33	70
	3	-80–>240	-180			8.5		10		15

Neves variography, MZ domain

Element	Direction	Orientation	Rotation ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	-10–>060	60			12		22		49.5
Cu	2	00–>330	-10	0.10	0.43	4	0.37	17	0.10	35
	3	-80–>240	-180			5		27		34

	1	-20–>060	60			7		21		60
Zn	2	00–>330	-20	0.10	0.47	5	0.31	17	0.12	50
	3	-70–>240	-180			6		18		30

	1	-10–>060	60			29.5		82		160
Fe	2	00–>330	-10	0.04	0.37	45	0.28	85	0.31	95
	3	-80–>240	-180			39.5		59.5		60

	1	-10–>060	60			7		50		85
Ag	2	00–>330	-10	0.28	0.11	4	0.16	10	0.45	51.5
	3	-80–>240	-180			9.5		11.5		28

Zambujal variography, MC domain

Element	Direction	Orientation	Rotation_ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	-10–>060	60			12		20.5		38
Cu	2	00–>330	-10	0.10	0.33	12	0.28	20	0.29	30
	3	-80–>240	-180			4		12		20

	1	-10–>060	60			17		31		65
Zn	2	00–>150	-10	0.15	0.24	17	0.26	40	0.35	45
	3	-80–>240	-180			5		10.5		22

	1	-10–>060	60			18		28		75
Fe	2	00–>330	-10	0.05	0.35	25	0.26	35	0.34	65
	3	-80–>240	-180			13		35		40

	1	-10–>060	60			6.5		10		20
Ag	2	00–>330	-10	0.16	0.27	25	0.24	35	0.33	70
	3	-80–>240	-180			8.5		10		15

Zambujal variography, MZ domain
Element	Direction	Orientation	Rotation_ZXY	Nugget	Sill 1	Range 1	Sill 2	Range 2	Sill 3	Range 3

	1	-20–>060	60			17		23		35
Cu	2	00–>150	-20	0.15	0.22	17	0.27	23	0.36	35
	3	-70–>240	180			10		15		20

	1	-10–>060	60			13		21		47
Zn	2	00–>150	-10	0.10	0.28	5.5	0.38	21	0.24	31
	3	-80–>240	-180			4		21		25

	1	-10–>060	60			30		49.5		120
Fe	2	00–>150	-10	0.09	0.24	15	0.31	30	0.36	65
	3	-80–>240	-180			13		22		25

	1	-10–>060	60			21.5		32		60
Ag	2	00–>150	-10	0.13	0.21	20	0.37	32	0.29	40
	3	-80–>240	-180			11		35		40